Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of December 21, 2022

Among

ISOPLEXIS CORPORATION,

BERKELEY LIGHTS, INC.

and

ICELAND MERGER SUB INC.

TABLE OF CONTENTS

i

Section 10.06.	Governing Law; Jurisdiction	91
Section 10.07.	Assignment	91
Section 10.08.	Specific Enforcement	91
Section 10.09.	WAIVER OF JURY TRIAL	92

Exhibit A: Form of Amended and Restated Certificate of Incorporation of the Surviving Company

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 21, 2022, is among ISOPLEXIS CORPORATION, a Delaware corporation (the “Company”), BERKELEY LIGHTS, INC., a Delaware corporation (“Parent”), and ICELAND MERGER SUB INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Certain capitalized terms used in this Agreement are defined in Section 1.01.

WHEREAS, the parties hereto intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of the Company was present, (i) approving and declaring advisable this Agreement, the Merger and the other Transactions, (ii) declaring that it is fair to, and in the best interests of, the Company and its stockholders that the Company enter into this Agreement and consummate the Merger and the other Transactions and (iii) recommending that the Company’s stockholders adopt this Agreement (the “Company Recommendation”) and directing that this Agreement be submitted to the Company’s stockholders for adoption at a duly held meeting of such stockholders for such purpose (the “Company Stockholder Meeting”);

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of Parent was present, (i) approving and declaring advisable this Agreement, the Merger and the other Transactions, (ii) declaring that it is fair to, and in the best interests of, Parent and its stockholders that Parent enter into this Agreement and consummate the Merger and the other Transactions and (iii) recommending that Parent’s stockholders approve the Share Issuance (the “Parent Recommendation”) and directing that the Share Issuance be submitted to Parent’s stockholders for approval at a duly held meeting of such stockholders for such purpose (the “Parent Stockholder Meeting”);

WHEREAS, the Board of Directors of Merger Sub has adopted resolutions by unanimous vote (i) approving and declaring advisable this Agreement, the Merger and the other Transactions, (ii) declaring that it is fair to, and in the best interests of, its sole stockholder that Merger Sub enter into this Agreement and consummate the Merger and the other Transactions and (iii) recommending that the sole stockholder of Merger Sub adopt this Agreement;

WHEREAS, Parent, in its capacity as sole stockholder of Merger Sub, will adopt this Agreement by written consent immediately following the execution of this Agreement;

WHEREAS, in order to induce the Company, Parent and Merger Sub to enter into this Agreement and as a condition to the willingness of the Company, Parent and Merger Sub to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Company, Parent, Merger Sub and certain stockholders of Parent are entering into a voting agreement (the “Parent Support Agreement”) pursuant to which such stockholders are agreeing, among other things, to vote their shares of Parent Common Stock in favor of the Parent Stockholder Approval, and to take certain other actions in furtherance of the Transactions, in each case, subject to the terms and conditions of the Parent Support Agreement;

WHEREAS, in order to induce Parent, Merger Sub and the Company to enter into this Agreement and as a condition to the willingness of Parent, Merger Sub and the Company to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, Parent, Merger Sub, the Company and certain stockholders of the Company are entering into a voting agreement (the “Company Support Agreement”) pursuant to which such stockholders are agreeing, among other things, to vote their shares of Company Common Stock in favor of the Company Stockholder Approval, and to take certain other actions in furtherance of the Transactions, in each case, subject to the terms and conditions of the Company Support Agreement; and

WHEREAS, for U.S. federal income Tax purposes, it is intended that (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) Parent, the Company and Merger Sub each will be a party to such reorganization within the meaning of Section 368(b) of the Code, and this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein and intending to be legally bound, the parties hereto agree as follows:

Article I

Definitions; Interpretation

Section 1.01.   Definitions. For purposes of this Agreement:

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Assumed Company Stock Option” means each Company Stock Option (other than the Non-Continuing Company Stock Options) with an exercise price per share that is less than the Company Trading Price.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136).

“Code” means the Internal Revenue Code of 1986.

“Company Benefit Plan” means, collectively, all “employee pension benefit plans” (as defined in Section 3(2) of ERISA), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA), in each case, whether or not subject to ERISA, and all other pension, profit sharing, retirement, supplemental retirement, retiree medical or life insurance, deferred compensation, bonus, incentive compensation, equity or equity-based compensation, disability, vacation, death benefit, hospitalization, medical, employment, consulting, retention, change of control, severance termination or other plans, agreements, arrangements or understandings (whether written or unwritten, formal or informal), in each case, sponsored, maintained, contributed to, or required to be contributed to, by the Company or any Company Subsidiary for the benefit of current or former directors, officers, employees or consultants of the Company or any Company Subsidiary (and, in each case, their eligible dependents or beneficiaries), or under which the Company or any Company Subsidiary has or could have any current or contingent liability.

“Company Credit Agreement” means the Credit Agreement and Guaranty, dated as of December 30, 2020, by and among the Company, as borrower, the guarantors from time to time party thereto, as guarantors, the lenders from time to time party thereto, as lenders, and Perceptive Credit Holdings III, LP, as administrative agent and as lender, as amended or supplemented to the date of this Agreement.

“Company Equity Award” means an award of Company Restricted Shares or Company Stock Option or any other stock-based award whether or not granted under a Company Stock Plan, excluding any awards or rights granted under the Company ESPP.

“Company ESPP” means the Company’s 2021 Employee Stock Purchase Plan, as may be amended from time to time.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by or exclusively licensed to the Company or any of the Company Subsidiaries.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Registered Intellectual Property” means all Company Intellectual Property that is subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, Internet domain names, copyright registrations, issued and reissued patents and pending applications for any of the foregoing.

“Company Restricted Share” means any share of Company Common Stock subject to vesting or forfeiture conditions granted under a Company Stock Plan.

“Company Stock Option” means a stock option to acquire Company Common Stock granted under any Company Stock Plan.

“Company Stock Plan” means the Company’s 2014 Stock Plan and the Company’s 2021 Omnibus Incentive Compensation Plan, each as may be amended from time to time.

“Company Termination Fee” means a fee of $2,300,000.

“Company Trading Price” means the average closing sale price for a share of Company Common Stock, rounded to the nearest one-tenth of a cent, as reported on Nasdaq for the five most recent trading days ending on and including the third Business Day prior to the Closing Date.

“Company Warrant” means the warrant issued by the Company to Perceptive Credit Holdings III, LP on December 30, 2020 exercisable to purchase up to 811,374 shares of Company Common Stock, subject to adjustment as set forth in the Company Warrant Certificate.

“Company Warrant Certificate” means the Warrant Certificate, dated March 30, 2022, between the Company and Perceptive Credit Holdings III, LP, as amended or supplemented to the date of this Agreement.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, in each case, in connection with or in response to COVID-19.

“Environmental Laws” means all federal, national, state, provincial or local Laws or Judgments issued, promulgated or entered into by or with any Governmental Authority, relating to (a) pollution, natural resources or protection of the environment, endangered or threatened species, the climate or, as relates to exposure to hazardous or toxic materials, human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), (b) the exposure to hazardous or toxic materials in the environment or (c) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of hazardous or toxic materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included any other entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as such other entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“GAAP” means generally accepted accounting principles in the United States.

“Harmful Code” means Trojan horses, worms, viruses, back doors or any other codes designed or intended to interfere, damage, corrupt, surreptitiously intercept or expropriate any system, data or Personal Data, or cause unauthorized access to, or disruption, impairment, disablement or destruction of, software, data or Personal Data.

“Hazardous Materials” means any chemical, material substance or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any Environmental Law or that is otherwise regulated by any Governmental Authority with jurisdiction over the environment or natural resources, including any petroleum or petroleum products or byproducts, ore, explosive or radioactive materials or wastes, asbestos in any form, chromium and other metals, silica and silica dust, hydrochloric acid, polychlorinated biphenyls and per- or poly-fluorinated substances.

“Incidental Contracts” means (a) shrink-wrap, click-wrap and off-the-shelf Contracts for commercially available software or services that are generally available on nondiscriminatory pricing terms, including open source software, (b) non-exclusive licenses that are incidental to Contracts that primarily provide for a sale of products or services to customers or the purchase or use of equipment, reagents or other materials and that are not material to the conduct of the business of the Company or Parent, as applicable, and (c) non-disclosure agreements, in each case, entered into in the ordinary course of business consistent with past practice.

“Indebtedness” means, with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (b) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (c) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (d) all obligations under capital or finance leases, (e) all obligations in respect of bankers acceptances, letters of credit or similar instruments, (f) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions or any other derivative transactions and (g) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including such rights in and to: (a) any patent, invention, method or process, and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); (b) any trademark, service mark, trade name, business name or brand name, logo, trade dress, and other indicators of source or origin, and the goodwill of any business symbolized thereby and all common-law rights relating thereto; (c) any copyright (including all copyrights embodied in software) or copyrighted work, copyright registration, work of authorship, whether or not copyrightable, design, design registration or database rights; (d) any internet domain name, URL, social and mobile media identifier; (e) any trade secret, confidential know-how or other confidential and proprietary business, technical and other information (including proprietary databases and data collections); (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation; and (g) all applications, registrations, provisionals, divisionals, continuations, continuations-in-part, re-examinations, re-issues, renewals, substitutions, extensions, foreign counterparts and similar rights relating to any of the foregoing.

“IT Systems” means computers, software, firmware, middleware, servers, websites, networks, mobile and social applications, workstations, routers, hubs, switches, data communications lines, databases, and all other information technology and related assets and equipment.

“Knowledge” of any Person that is not an individual means, with respect to any matter in question, (a) in the case of Parent, the actual knowledge of any of the officers set forth in Section 1.01 of the Parent Disclosure Letter and (b) in the case of the Company, the actual knowledge of any of the officers set forth in Section 1.01 of the Company Disclosure Letter, in each case, after making reasonable inquiry regarding such matter.

“Material Adverse Effect” means, with respect to any Person, any effect, change, event, circumstance, condition, development or occurrence that has a material adverse effect on the business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no effect, change, event, circumstance, condition, development or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur: any effect, change, event, circumstance, condition, development or occurrence (A) generally affecting (1) the industry in which such Person and its Subsidiaries operate or (2) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, monetary policy or inflation, or (B) to the extent arising out of, resulting from or attributable to (1) changes in Law or in GAAP or in accounting standards, or any changes in the authoritative interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory, political or social conditions, (2) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its Subsidiaries with employees, customers, suppliers or partners (other than for purposes of any representation or warranty contained in Section 4.04(b) or Section 4.05, in respect of Parent, or Section 5.04(b) or Section 5.05, in respect of the Company), (3) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, or any escalation or worsening thereof, (4) earthquakes, fires, floods, hurricanes, tornados or other natural disasters, casualty events, force majeure events or other comparable events, (5) any action taken by such Person and its Subsidiaries that is expressly required by this Agreement or with the other party’s written consent or at the other party’s written request (in each case, excluding in connection with Section 6.01), or the failure to take any action if that action is prohibited by this Agreement, (6) any change in such Person’s credit ratings, (7) any decline in the market price, or change in trading volume, of any securities of such Person, (8) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (6), (7) and (8) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if permitted by this definition and not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (10) hereof) constitutes or may be taken into account in determining whether a Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur), (9) any epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations by any Governmental Authority following the date of this Agreement or (10) any Actions arising from allegations of a breach of fiduciary duty or violation of applicable securities Law relating to this Agreement or the Transactions; provided further, however, that any effect, change, event, circumstance, condition, development or occurrence referred to in clause (A) or clauses (B)(3), (B)(4) or (B)(9) may be taken into account in determining whether there has been, is continuing or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, event, circumstance, condition, development or occurrence has a disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which they operate (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether there has been, is continuing or would reasonably be expected to be, a Material Adverse Effect).

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Nasdaq” means, with respect to the Company, The Nasdaq Stock Market LLC, and, with respect to Parent, The Nasdaq Global Select Market.

“Non-Continuing Company Stock Option” means each outstanding Company Stock Option that is not held by a Continuing Employee and, as of immediately prior to the Effective Time, is (i) vested and unexercised or (ii) unvested and, pursuant to its terms, vests solely as a result of the occurrence of the Closing.

“Parent Benefit Plan” means, collectively, all “employee pension benefit plans” (as defined in Section 3(2) of ERISA), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA), in each case, whether or not subject to ERISA, and all other pension, profit sharing, retirement, supplemental retirement, retiree medical or life insurance, deferred compensation, bonus, incentive compensation, equity or equity-based compensation, disability, vacation, death benefit, hospitalization, medical, employment, consulting, retention, change of control, severance termination or other plans, agreements, arrangements or understandings (whether written or unwritten, formal or informal), in each case, sponsored, maintained, contributed to, or required to be contributed to, by Parent or any Parent Subsidiary for the benefit of current or former directors, officers, employees or consultants of Parent or any Parent Subsidiary (and, in each case, their eligible dependents or beneficiaries), or under which Parent or any Parent Subsidiary has or could have any current or contingent liability.

“Parent ESPP” means Parent’s 2020 Employee Stock Purchase Plan, as may be amended from time to time.

“Parent Intellectual Property” means all Intellectual Property owned or purported to be owned by or exclusively licensed to Parent or any of the Parent Subsidiaries.

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent PSU” means any restricted stock unit award payable in Parent Common Stock that is subject to restrictions based on performance conditions and granted under any Parent Stock Plan.

“Parent RSU” means any restricted stock unit award payable in Parent Common Stock that is subject to restrictions based solely on continuing service and granted under any Parent Stock Plan.

“Parent Stock Option” means a stock option to acquire Parent Common Stock granted under any Parent Stock Plan.

“Parent Stock Plan” means Parent’s 2011 Equity Incentive Plan and Parent’s 2020 Incentive Award Plan, each as may be amended from time to time.

“Parent Termination Fee” means a fee of $2,300,000.

“Permitted Liens” means (i) Liens for Taxes, assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (ii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business with respect to liabilities that are not yet due and payable or that are being contested in good faith by appropriate proceedings; (iii) zoning, entitlement and other land use Laws that are not presently violated and do not materially and adversely affect, impair or interfere with the use of any property affected thereby; (iv) Liens among any Person and its wholly owned Subsidiary or among its wholly owned Subsidiaries; (v) easements, declarations, covenants, rights-of-way, restrictions and other similar non-monetary encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use of the applicable real property or otherwise materially impair the present or contemplated business operations at such location; (vi) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business; (vii) non-exclusive licenses of any Intellectual Property granted to third parties in the ordinary course of business consistent with past practice; (viii) Liens set forth in Section 1.01 of the Company Disclosure Letter; and (ix) such other non-monetary Liens, encumbrances or imperfections that do not materially detract from the value or materially impair the existing use of the asset or property affected by such Lien, encumbrance or imperfection.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Authority or other entity.

“Personal Data” means personal, personally identifiable, sensitive or regulated information or data.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors and other representatives.

“Reservation Notice” means a communication or notification from a Governmental Authority indicating that (a) an investigation of any of the Transactions with respect to the HSR Act may be conducted or continue following the expiration of the waiting period under the HSR Act or (b) such Governmental Authority has concerns regarding any of the Transactions.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing person or body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, any amended Tax return and any other document filed or required to be filed relating to Taxes.

“Taxes” means (a) any and all federal, state, local, foreign income, profits, corporations, windfall, capital, capital gains, premium, franchise, gross receipts, withholding, ad valorem, property, employment, unemployment, worker’s compensation, employee contribution, payroll, production, sales, use, goods and services, value added, privilege, lease service, service use, recapture, license, social security (or similar wage withholding), disability, occupation, severance, alternative or add-on minimum, transfer, stamp, documentary, registration, utility, communications, environmental, escheat or unclaimed property, excise and other taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind, in each case in the nature of a tax, imposed by a Governmental Authority, together with all interest, penalties and additions imposed with respect to such amounts and (b) any liability for the payment of amounts determined by reference to amounts described in clause (a) as a result of being or having been a member of any group of corporations that files, will file or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax allocation, Tax indemnity or Tax sharing agreement), as a result of being a transferee or successor, or otherwise.

“Transaction Agreements” means this Agreement, the Parent Support Agreement and the Company Support Agreement.

Section 1.02.   Other Defined Terms. The following terms are defined in the Section of this Agreement set forth after such term below:

Term	Section

Acceptable Company Confidentiality Agreement	Section 6.02(b)
Acceptable Parent Confidentiality Agreement	Section 6.03(b)
Action	Section 4.12
Agreement	Preamble
Balance Sheet Date	Section 4.06(c)
Bankruptcy and Equity Exception	Section 4.04(a)
Book-Entry Share	Section 3.01(d)
Certificate	Section 3.01(d)
Certificate of Merger	Section 2.03
Closing	Section 2.02
Closing Date	Section 2.02
Company	Preamble
Company 401(k) Plan	Section 7.06(e)
Company Adverse Recommendation Change	Section 6.02(c)
Company Board	Recitals
Company Bylaws	Section 5.01
Company Capital Stock	Section 5.03(a)
Company Capitalization Date	Section 5.03(a)
Company Charter	Section 5.01
Company Common Stock	Section 5.03(a)
Company Disclosure Letter	Article V
Company Financial Advisor	Section 5.21
Company Indemnified Party	Section 7.07(a)
Company Intervening Event	Section 6.02(g)(iii)
Company Leases	Section 5.19(b)
Company Material Contract	Section 5.18(a)
Company Notice of Recommendation Change	Section 6.02(d)
Company Real Property	Section 5.19(b)
Company Recommendation	Recitals
Company SEC Documents	Section 5.06(a)
Company Stockholder Approval	Section 5.04(a)
Company Stockholder Meeting	Recitals
Company Subsidiaries	Section 5.01
Company Support Agreement	Recitals
Company Takeover Proposal	Section 6.02(g)(i)
Company Voting Debt	Section 5.03(b)
Confidentiality Agreement	Section 7.02(a)
Consent	Section 4.05(b)
Continuing Employee	Section 7.06(a)
Contract	Section 4.05(a)
DGCL	Recitals
DTC	Section 3.02(b)(iii)
Effective Time	Section 2.03
End Date	Section 9.01(b)(i)
Exchange Act	Section 4.05(b)
Exchange Agent	Section 3.02(a)
Exchange Fund	Section 3.02(a)
Exchange Ratio	Section 3.01(d)
Existing Credit Facilities Termination	Section 6.04(d)
FDA	Section 4.14
Filed Company SEC Documents	Article V
Filed Parent SEC Documents	Article IV
Financing Transaction	Section 6.04(b)
Form S-4	Section 7.01(a)

Fractional Share Cash Amount	Section 3.02(c)
Governmental Authority	Section 4.05(b)
HSR Act	Section 4.05(b)
Intended Tax Treatment	Recitals
Investment Company Act	Section 4.20
IRS	Section 5.10(a)
Judgment	Section 4.05(a)
Law	Section 4.05(a)
Legal Restraints	Section 8.01(d)
Liens	Section 4.02(a)
Material Customers	Section 5.17(a)
Material Suppliers	Section 5.17(b)
Maximum Amount	Section 7.07(c)
Merger	Recitals
Merger Consideration	Section 3.01(d)
Merger Sub	Preamble
Merger Sub Common Stock	Section 3.01(a)
Parent	Preamble
Parent Adverse Recommendation Change	Section 6.03(c)
Parent Board	Recitals
Parent Bylaws	Section 4.01
Parent Capital Stock	Section 4.03(a)
Parent Capitalization Date	Section 4.03(a)
Parent Charter	Section 4.01
Parent Common Stock	Section 4.03(a)
Parent Disclosure Letter	Article IV
Parent Financial Advisor	Section 4.16
Parent Intervening Event	Section 6.03(g)(iii)
Parent Notice of Recommendation Change	Section 6.03(d)
Parent Recommendation	Recitals
Parent SEC Documents	Section 4.06(a)
Parent Stockholder Approval	Section 4.04(a)
Parent Stockholder Meeting	Recitals
Parent Subsidiaries	Section 4.01
Parent Support Agreement	Recitals
Parent Takeover Proposal	Section 6.03(g)(i)
Parent Voting Debt	Section 4.03(b)
Payoff Amount	Section 6.04(d)
Permits	Section 4.13
Proxy Statement/Prospectus	Section 7.01(a)
Rollover Option Award	Section 7.04(a)(i)(A)
Rollover Restricted Share Award	Section 7.04(a)(ii)
SEC	Section 4.05(b)
Securities Act	Section 4.05(b)
Share Issuance	Section 2.01
Superior Company Proposal	Section 6.02(g)(ii)
Superior Parent Proposal	Section 6.03(g)(ii)
Surviving Company	Section 2.01
Surviving Company Common Stock	Section 3.01(a)
Takeover Law	Section 4.04(b)
Transactions	Section 2.01

Section 1.03.   Interpretation. When a reference is made in this Agreement to an Exhibit, an Article or a Section, such reference shall be to an Exhibit, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. Any reference herein to any statute shall also be deemed to refer to all rules and regulations promulgated thereunder. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. References to the phrases “the date of this Agreement” and “the date hereof” and words of similar import shall be deemed to refer to the date set forth in the Preamble of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever Business Days are specified for any action to be taken hereunder and such action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein, unless otherwise specifically indicated; provided, however, that with respect to any Contract listed on any schedule annexed to this Agreement, including the Company Disclosure Letter or the Parent Disclosure Letter, such references shall only include any such amendments, modifications or supplements that are made available to Parent or the Company, as applicable. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” shall be deemed references to the lawful money of the United States of America. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of authorship of any of the provisions of this Agreement. The words “provided to”, “delivered” and “made available” and words of similar import refer to documents which were delivered at least one day prior to the date of this Agreement, whether in person or electronically (including documents posted to the data site maintained by the disclosing party or its representatives in connection with the Transactions (provided that, in the case of delivery via such data site, the other party had access to such documents in such data site and such documents were not removed from such data site prior to the execution hereof)), to the other party or its representatives and, for the avoidance of doubt, includes any Filed Parent SEC Documents and any Filed Company SEC Documents.

Article II

The Merger

Section 2.01.   The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, on the Closing Date, Merger Sub shall be merged with and into the Company. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Company”). The Merger, the issuance by Parent of Parent Common Stock to the stockholders of the Company in connection with the Merger (the “Share Issuance”) and the other transactions contemplated by the Transaction Agreements are referred to in this Agreement collectively as the “Transactions“.

Section 2.02.   Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019, at 10:00 a.m., New York City time, or remotely by exchange of documents and signatures (or their electronic counterparts), on the third Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent; provided, however, that if all the conditions set forth in Article VIII have not been satisfied or (to the extent permitted by Law) waived on such third Business Day, then the Closing shall take place on the third Business Day on which all such conditions have been satisfied or (to the extent permitted by Law) waived, or at such other place, time and date as shall be agreed in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date“.

Section 2.03.   Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties hereto shall file with the Secretary of State of the State of Delaware a certificate of merger relating to the Merger (the “Certificate of Merger”) executed and acknowledged in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as the Company and Parent shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 2.04.   Effects. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL, including Section 259 thereof.

Section 2.05.   Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation of the Surviving Company shall, by virtue of the Merger, be amended and restated in its entirety to be in the form attached hereto as Exhibit A, until, subject to Section 7.07, thereafter changed or amended as provided therein or by applicable Law. The parties hereto shall take all necessary action so that, at the Effective Time, the bylaws of the Surviving Company shall be amended and restated in their entirety to be in the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company), until, subject to Section 7.07, thereafter changed or amended as provided therein or by applicable Law.

Section 2.06.   Directors and Officers of Surviving Company. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. To the extent requested by Parent prior to the Effective Time, the Company shall use its reasonable best efforts to (a) cause the applicable officers and directors of each Company Subsidiary (or those Company Subsidiaries so specified by Parent) to tender their resignations as officers or directors of the applicable Company Subsidiaries, effective as of the Effective Time, and (b) deliver to Parent written evidence of such resignations (to be effective as of the Effective Time) prior to the Effective Time. In connection with the foregoing, the Company shall reasonably cooperate with Parent, including by providing to Parent information and access as reasonably requested by Parent pursuant to and subject to Section 7.02.

Article III

Effect on the Capital Stock of the Constituent Entities; Exchange of Certificates

Section 3.01.   Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of Company Common Stock or Merger Sub Common Stock:

(a)           Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.001 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Company (the “Surviving Company Common Stock”). From and after the Effective Time, all certificates formerly representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of Surviving Company Common Stock into which they were converted in accordance with the immediately preceding sentence.

(b)           Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is owned by the Company as treasury stock and each share of Company Common Stock that is owned by Parent or Merger Sub, in each case immediately prior to the Effective Time (other than any such shares owned by Parent or Merger Sub in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account), shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)           Conversion of Company-Subsidiary- and Parent-Subsidiary-Owned Stock. Each share of Company Common Stock that is owned by any wholly owned Subsidiary of the Company or Parent (other than Merger Sub) immediately prior to the Effective Time (other than shares held in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account) shall be converted into such number of fully paid and nonassessable shares of Surviving Company Common Stock such that the ownership percentage of any such Subsidiary in the Surviving Company immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(d)           Conversion of Company Common Stock. Subject to Section 3.02 and Section 7.04(a)(ii), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 3.01(b) or converted in accordance with Section 3.01(c)) shall be converted into the right to receive, and shall thereafter represent only the right to receive, 0.6120 fully paid and nonassessable shares (the “Exchange Ratio”) of Parent Common Stock (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such share of Company Common Stock (each, a “Certificate”) or non-certificated shares of Company Common Stock held in book-entry form (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, any Fractional Share Cash Amount and any unpaid dividends or other distributions, in each case, in accordance with the procedures set forth in Section 3.02. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then the Merger Consideration and any other amounts payable hereunder that are based upon a number of shares of Parent Common Stock or Company Common Stock, as the case may be, shall be appropriately adjusted to provide to Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this sentence shall not be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement. As provided in Section 3.02(i), the right of any holder of a Certificate or Book-Entry Shares to receive the Merger Consideration shall be subject to any withholdings under applicable Tax Law.

Section 3.02.   Exchange of Certificates. (a) Exchange Agent. Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Exchange Agent”) for payment of the Merger Consideration, any Fractional Share Cash Amount and any unpaid dividends or other distributions, in each case, in accordance with the procedures set forth in this Article III and, in connection therewith, prior to the Closing Date, shall enter into an agreement with the Exchange Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall (i) deposit or cause to be deposited with the Exchange Agent an aggregate number of shares of Parent Common Stock equal to the aggregate Merger Consideration and (ii) authorize the Exchange Agent to issue an aggregate number of shares of Parent Common Stock equal to the aggregate Merger Consideration. In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, dividends or other distributions, if any, to which the holders of Certificates or Book-Entry Shares may be entitled pursuant to Section 3.02(d) (the shares of Parent Common Stock deposited with the Exchange Agent pursuant to this Section 3.02(a), being hereinafter referred to as the “Exchange Fund”).

(b)           Payment Procedures.

(i)            As promptly as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each Person who was, at the Effective Time, a holder of Certificates (other than Certificates representing a share of Company Common Stock to be canceled in accordance with Section 3.01(b)) (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of Certificates as provided in Section 3.02(f)) to the Exchange Agent, and which shall be in such form and shall have such other customary provisions as Parent and the Company may reasonably agree prior to the Closing Date) and (B) instructions for use in effecting the surrender of the Certificates to the Exchange Agent.

(ii)           Upon delivery of a letter of transmittal as contemplated in subsection (i) of this Section 3.02(b), duly completed and validly executed in accordance with such letter’s instructions (and such other customary documents as may reasonably be required by the Exchange Agent), together with surrender of a Certificate to the Exchange Agent (or an affidavit of loss in lieu of a Certificate as provided in Section 3.02(f)), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration, any Fractional Share Cash Amount and any unpaid dividends or other distributions, in each case, to be issued or paid pursuant to the provisions of this Article III for each share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled.  Until surrendered as contemplated by this Section 3.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration, any Fractional Share Cash Amount and any unpaid dividends or other distributions, in each case, as contemplated by this Article III.

(iii)          The Persons who were, at the Effective Time, holders of Book-Entry Shares shall not be required to take any action with respect to the exchange of their Book-Entry Shares for the Merger Consideration. With respect to Book-Entry Shares not held through the Depository Trust Company (“DTC”), as promptly as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to the holder of record of such Book-Entry Shares a statement reflecting the number of whole shares of Parent Common Stock issued to such holder pursuant to Section 3.01(d) in the name of such holder and a check in the amount (after giving effect to any required withholdings under applicable Tax Law as provided in Section 3.02(i)) of any Fractional Share Cash Amount, and any unpaid dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article III, as well as appropriate materials (in a form to be reasonably agreed by the Company and Parent) advising the holder of the completion of the Closing.  With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable after the Effective Time, upon surrender of Book-Entry Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, any Fractional Share Cash Amount and any unpaid non-stock dividends and any other dividends or other distributions, in each case, to be issued or paid pursuant to this Article III.

(iv)         With respect to Certificates, if payment of the Merger Consideration, any Fractional Share Cash Amount and any unpaid dividends or other distributions, in each case, to be issued or paid pursuant to this Article III is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, Parent may cause the Exchange Agent to pay or issue the Merger Consideration, any Fractional Share Cash Amount and any unpaid dividends or other distributions to such Person only if such Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Exchange Agent that any applicable stock transfer or similar Taxes have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration, any Fractional Share Cash Amount and any unpaid dividends or other distributions, in each case, to be issued or paid pursuant to this Article III, shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time.

(v)          No interest shall be paid or accrued on any amount payable for Certificates or Book-Entry Shares pursuant to this Article III.

(c)           Fractional Shares.  Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock shall be issued upon the conversion of shares of Company Common Stock pursuant to Section 3.01(d).  In lieu of any such fractional shares, each holder of Certificates or Book-Entry Shares who would otherwise be entitled to such fractional shares (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent, on behalf of all such holders, of the aggregated number of fractional shares of Parent Common Stock that would otherwise have been issuable to such holders as part of the Merger Consideration (such amount in cash, the “Fractional Share Cash Amount”). As soon as practicable after the Effective Time, the Exchange Agent shall, on behalf of all such holders of fractional shares of Parent Common Stock, effect the sale of all such shares of Parent Common Stock that would otherwise have been issuable as part of the Merger Consideration at the then-prevailing prices on Nasdaq through one or more member firms of Nasdaq. After the proceeds of such sale have been received, the Exchange Agent shall determine the applicable Fractional Share Cash Amount payable to each applicable holder and shall make such amounts available to such holders in accordance with Section 3.02(b). Until the net proceeds of such sale have been distributed to the applicable holders, the Exchange Agent shall hold such proceeds in trust for such holders. No holder of shares of Company Common Stock shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock described in this Section 3.02(c) to any dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(d)           Distributions with Respect to Un-surrendered Shares.  All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock to be issued pursuant to this Agreement.  No dividends or other distributions in respect of shares of Parent Common Stock shall be paid to any holder of any un-surrendered Certificate (including in respect of any Book-Entry Shares held by such holder) until the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.02(f)) is surrendered for exchange in accordance with this Article III.  Subject to applicable Law, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for the Certificates (and any Book-Entry Shares held by such holder) in accordance with this Article III, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time and prior to surrender, but with a payment date subsequent to surrender. Such holder of Book-Entry Shares shall be entitled to vote after the Effective Time at any meeting of Parent stockholders with a record date at or after the Effective Time the number of whole shares of Parent Common Stock into which the shares represented by such Book-Entry Shares have been exchanged pursuant to this Agreement, regardless of whether such holder has exchanged its Certificates.

(e)           Transfer Books; No Further Ownership Rights.  The Merger Consideration issued or paid in respect of the Company Common Stock in accordance with the terms of this Article III shall be deemed to have been issued or paid in full satisfaction of all ownership rights in such equity interests, and at the Effective Time, the transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the transfer books of the Surviving Company of the equity interests of the Company that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law.  Subject to the last sentence of Section 3.02(g), if, at any time after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article III.

(f)            Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any Fractional Share Cash Amount and any unpaid dividends or other distributions, in each case, to be issued or paid in respect of the share of Company Common Stock formerly represented by such Certificate as contemplated by this Article III.

(g)           Termination of Exchange Fund.  At any time following 180 days after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund that has not been disbursed to holders of Certificates or Book-Entry Shares and thereafter such holders shall be entitled to look only to Parent for, and Parent shall remain liable for, payment of their claims for the Merger Consideration, any Fractional Share Cash Amount and any unpaid dividends or other distributions, in each case, that such holder has the right to receive pursuant to the provisions of this Article III.  Notwithstanding the foregoing, any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(h)           No Liability.  Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Company or the Exchange Agent shall be liable to any Person for Merger Consideration, any Fractional Share Cash Amount and any unpaid dividends or other distributions, in each case, to be issued or paid pursuant to this Article III, properly delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.

(i)            Withholding Rights. Each of Parent and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 3.03.   No Appraisal or Dissenters’ Rights. In accordance with Section 262 of the DGCL, no appraisal or dissenters’ rights shall be available to the holders of shares of Company Common Stock in connection with the Merger.

Article IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article IV are true and correct except as set forth in the Parent SEC Documents filed and publicly available after September 30, 2021 and at least two Business Days prior to the date of this Agreement (the “Filed Parent SEC Documents”) (excluding any disclosures in the Filed Parent SEC Documents in any risk factors section, any forward-looking disclosure in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature, other than historical facts included therein) or in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify other sections in this Article IV to the extent (and only to the extent) that it is reasonably apparent based on the content and context of such disclosure that such disclosure also qualifies or applies to such other sections.

Section 4.01.   Organization, Standing and Power. Each of Parent and each of Parent’s Subsidiaries (the “Parent Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Parent Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company, prior to execution of this Agreement, correct and complete copies of (a) the Amended and Restated Certificate of Incorporation of Parent as in effect as of the date of this Agreement (the “Parent Charter”) and the Amended and Restated Bylaws of Parent as in effect as of the date of this Agreement (the “Parent Bylaws”) and (b) the constituent documents of Merger Sub.

Section 4.02.   Parent Subsidiaries. (a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Parent Subsidiaries have been validly issued and are owned by Parent or by another Parent Subsidiary, free and clear of all pledges, liens, claims, charges, mortgages, deeds of trust, rights of first offer or first refusal, options, encumbrances and security interests of any kind or nature whatsoever (collectively, with covenants, conditions, restrictions, easements, encroachments, title retention agreements or other third-party rights or title defects of any kind or nature whatsoever, “Liens”), and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws.

(b)           Except for the capital stock and voting securities of, and other equity interests in, the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than ordinary course investments in publicly traded securities constituting one percent or less of a class of outstanding securities of any entity.

Section 4.03.   Capital Structure. (a) The authorized capital stock of Parent consists of 300,000,000 shares of Common Stock, par value $0.00005 per share (“Parent Common Stock”), and 10,000,000 shares of Preferred Stock, par value $0.00005 per share (together with Parent Common Stock, “Parent Capital Stock”). At the close of business on December 16, 2022 (the “Parent Capitalization Date”), (i) 68,864,492 shares of Parent Common Stock were issued and outstanding and (ii) 16,878,848 shares of Parent Common Stock were reserved and available for issuance pursuant to the Parent Stock Plans, including (A) 7,944,457 shares of Parent Common Stock issuable upon the exercise of outstanding Parent Stock Options (whether or not presently exercisable and, solely for Parent Stock Options subject to performance goals, assuming achievement of the applicable performance goals at maximum performance), (B) 4,314,392 shares of Parent Common Stock issuable upon settlement of outstanding Parent RSUs and (C) 152,419 shares of Parent Common Stock issuable upon settlement of outstanding Parent PSUs (assuming achievement of the applicable performance goals at maximum performance). In addition, there are 1,619,235 shares of Parent Common Stock that are reserved and available for issuance pursuant to the Parent ESPP as of the Parent Capitalization Date. Except as set forth in this Section 4.03(a), at the close of business on the Parent Capitalization Date, no shares of capital stock or voting securities of, or other equity interests in, Parent were issued, reserved for issuance or outstanding. From the close of business on the Parent Capitalization Date to the date of this Agreement, there have been no issuances by Parent of shares of capital stock or voting securities of, or other equity interests in, Parent other than the issuance of Parent Common Stock upon the exercise of Parent Stock Options or the settlement of Parent RSUs and Parent PSUs, in each case outstanding at the close of business on the Parent Capitalization Date.

(b)           All outstanding shares of Parent Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise of Parent Stock Options, the settlement of Parent RSUs or Parent PSUs and the exercise of purchase rights under the Parent ESPP will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent Bylaws or any Contract to which Parent is a party or otherwise bound. The shares of Parent Common Stock constituting the Merger Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent Bylaws or any Contract to which Parent or a Parent Subsidiary is a party or otherwise bound. Except as set forth above in this Section 4.03 or pursuant to the terms of this Agreement or resulting from the exercise of Parent Stock Options and the vesting of Parent RSUs or Parent PSUs (and the issuance of shares of Parent Capital Stock thereunder), or stock grants or other awards granted in accordance with this Agreement, there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (ii) any warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, or any other obligation of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary or (iii) any rights issued by or other obligations of Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Capital Stock or any shares of capital stock of any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Parent or any Parent Subsidiary. Other than (A) the acquisition by Parent of shares of Parent Common Stock in connection with the surrender of shares of Parent Common Stock by holders of Parent Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Parent Common Stock to satisfy Tax obligations or payment of an exercise price with respect to awards granted pursuant to the Parent Stock Plans and (C) the acquisition by Parent of awards granted pursuant to the Parent Stock Plans in connection with the forfeiture of such awards, there are not any outstanding obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of Parent or any Parent Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. There are no bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote (collectively, “Parent Voting Debt”). Neither Parent nor any of the Parent Subsidiaries is a party to (A) any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Parent or (B) any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of Parent or any of the Parent Subsidiaries. None of Parent or any Parent Subsidiary has a “poison pill” or similar equityholder rights plan.

(c)           As of the date hereof, neither Parent nor any Parent Subsidiary owns any shares of Company Common Stock.

Section 4.04.   Authority; Execution and Delivery; Enforceability. (a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other Transactions, subject, in the case of the Share Issuance, to the receipt of the Parent Stockholder Approval. The Parent Board has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of Parent was present, (i) approving and declaring advisable this Agreement, the Merger and the other Transactions, (ii) declaring that it is fair to, and in the best interests of, Parent and its stockholders that Parent enter into this Agreement and consummate the Merger and the other Transactions and (iii) issuing the Parent Recommendation and directing that the Share Issuance be submitted to Parent’s stockholders for approval at the Parent Stockholder Meeting. As of the date of this Agreement, such resolutions have not been amended or withdrawn. The Board of Directors of Merger Sub has adopted resolutions by unanimous vote (A) approving and declaring advisable this Agreement, the Merger and the other Transactions, (B) declaring that it is fair to, and in the best interests of, its sole stockholder that Merger Sub enter into this Agreement and consummate the Merger and the other Transactions and (C) recommending that the sole stockholder of Merger Sub adopt this Agreement. Except for (1) the filing of the Certificate of Merger, (2) the adoption of this Agreement by Parent, as the sole stockholder of Merger Sub, in accordance with the Parent Charter and the DGCL and (3) solely in the case of the Share Issuance, the approval of the Share Issuance by the affirmative vote of the holders of a majority of the voting power of the shares of Parent Capital Stock represented in person or by proxy at the Parent Stockholder Meeting, as required by Nasdaq Listing Rule 5635 (the “Parent Stockholder Approval”), no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger or the other Transactions. Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except that such enforceability (x) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (y) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b)           None of Section 203 of the DGCL nor any other “business combination”, “control share acquisition”, “fair price”, “moratorium”, “interested stockholder” or other anti-takeover Laws (each, a “Takeover Law”) applies to Parent or Merger Sub with respect to the Transaction Agreements or the Transactions.

Section 4.05.   No Conflicts; Consents. (a) The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation of the Merger and the other Transactions will not, (i) conflict with, or result in any violation of any provision of, the Parent Charter, the Parent Bylaws or the comparable charter or organizational documents of any Parent Subsidiary (assuming that the Parent Stockholder Approval is obtained), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien, other than a Permitted Lien, upon any of the properties or assets of Parent or any Parent Subsidiary under, any provision of any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument (a “Contract”) to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or any Permit or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 4.05(b), any judgment, order or decree of a Governmental Authority or arbitrator (“Judgment”) or statute, law (including common law), ordinance, rule or regulation, including the rules and regulations of Nasdaq (“Law”), in each case, applicable to Parent or any Parent Subsidiary or their respective properties or assets (assuming that the Parent Stockholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that for purposes of this Section 4.05(a), effects resulting from or arising in connection with the matters set forth in clause (B)(2) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(b)           No consent, approval, clearance, waiver, Permit or order (each, a “Consent”) of or from, or registration, declaration, notice or filing to or with, any federal, national, state, provincial or local (whether domestic or foreign) government, court of competent jurisdiction, regulatory or administrative agency, commission, authority or instrumentality or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization) (each, a “Governmental Authority”), is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other Transactions, other than (i) (A) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement/Prospectus in definitive form, (B) the filing with the SEC, and the declaration of effectiveness under the Securities Act of 1933 (the “Securities Act”), of the Form S-4 and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Securities Exchange Act of 1934 (the “Exchange Act”), and the Securities Act as may be required in connection with this Agreement, the Merger and the other Transactions, (ii) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under any applicable antitrust, competition, trade regulation or similar Laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Parent Common Stock as Merger Consideration, (v) such filings with and approvals of Nasdaq as are required to permit the consummation of the Merger and the listing of the shares of Parent Common Stock to be issued as Merger Consideration and (vi) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that for purposes of this Section 4.05(b), effects resulting from or arising in connection with the matters set forth in clause (B)(2) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 4.06.   SEC Documents; Undisclosed Liabilities. (a) Parent has filed or furnished, as applicable, on a timely basis, with the SEC all reports, schedules, forms, statements and other documents required to be filed or furnished by Parent with the SEC pursuant to the Securities Act or the Exchange Act since September 30, 2021 (the reports, schedules, forms, statements and other documents filed or furnished to the SEC since September 30, 2021 and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, collectively, the “Parent SEC Documents”).  As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the portions that are amended (in the case of all other Parent SEC Documents), the Parent SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates (or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           The consolidated financial statements of Parent (including all related notes or schedules) included or incorporated by reference in the Parent SEC Documents, as of their respective dates of filing with the SEC (or, if such Parent SEC Documents were amended prior to the date hereof, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c)           Neither Parent nor any Parent Subsidiary has any liabilities of a type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, except liabilities (i) reflected or reserved against in the consolidated balance sheet (or the notes thereto) of Parent as of September 30, 2022 (the “Balance Sheet Date”) included in the Filed Parent SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(d)           Parent has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  As of the date hereof, neither Parent nor, to Parent’s Knowledge, Parent’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of Parent’s internal controls over financial reporting which would reasonably be expected to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated, or any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

(e)           As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Documents and, to Parent’s Knowledge, none of the Parent SEC Documents is the subject of an ongoing SEC review.  Parent has made available to the Company correct and complete copies of all material written correspondence between the SEC, on the one hand, and Parent, on the other hand, since September 30, 2021, other than correspondence which has been publicly filed as correspondence in the Electronic Data Gathering, Analysis, and Retrieval system of the SEC.

(f)            Parent is in compliance in all material respects with all listing requirements of Nasdaq.

Section 4.07.   Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective by the SEC under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement/Prospectus will, at the date it is first mailed to each of Parent’s stockholders and the Company’s stockholders or at the time of each of the Parent Stockholder Meeting and the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

Section 4.08.   Absence of Certain Changes or Events. (a) From the Balance Sheet Date through the date of this Agreement, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of Parent and the Parent Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business.

(b)           Since the Balance Sheet Date, there has not been any Parent Material Adverse Effect or any effect, change, event, circumstance, condition, development or occurrence that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.09.   Taxes. (a) Each of Parent and each Parent Subsidiary has (i) duly and timely filed, or caused to be filed, taking into account any extensions, all income and other material Tax Returns required to have been filed and such Tax Returns are correct and complete in all material respects and (ii) duly and timely paid, withheld or remitted all material Taxes (whether or not shown as due and payable on such Tax Returns) required to have been paid, withheld or remitted by it, including any withholding Tax.

(b)           Neither Parent nor any Parent Subsidiary has received any written notice of any audit, judicial proceeding or other examination against or with respect to Parent or any Parent Subsidiary with respect to material Taxes.

(c)           Within the past two years, neither Parent nor any Parent Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for Tax-free treatment under Section 355 of the Code.

(d)           Neither Parent nor any Parent Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state law).

(e)           Neither Parent nor any Parent Subsidiary has taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 4.10.   Benefits Matters.

(a)           All Parent Benefit Plans that are intended to be qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code have been the subject of, have timely applied for or have not been eligible to apply for, as of the date of this Agreement, determination or opinion letters from the IRS to the effect that such Parent Benefit Plans and the trusts created thereunder are so qualified and tax-exempt, and no such determination or opinion letter has been revoked nor, to the Knowledge of Parent, has revocation been threatened, nor has any such Parent Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs.

(b)           None of Parent, the Parent Subsidiaries and their respective ERISA Affiliates has during the past six years sponsored, maintained, contributed to or been required to maintain or contribute to, or has any actual or contingent liability under, any Parent Benefit Plan that is a “defined benefit plan” (as defined in Section 3(35) of ERISA), a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA) or that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(c)           Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) each Parent Benefit Plan and its related trust, insurance contract or other funding vehicle has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other Laws applicable to such Parent Benefit Plan and (ii) Parent and each of the Parent Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to the Parent Benefit Plans.

Section 4.11.   Labor Matters. (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, there is no (i) labor strike, dispute, slowdown, work stoppage, lockout or unfair labor practice charge pending or, to the Knowledge of Parent, threatened against or affecting Parent or any Parent Subsidiary, (ii) to the Knowledge of Parent, labor union organizing activity involving employees of Parent or the Parent Subsidiaries or (iii) demand for recognition of a bargaining unit of any employees of Parent by, or on behalf of, a labor union. Neither Parent nor any Parent Subsidiary is party to any collective bargaining agreements or similar labor agreements.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each of Parent and any Parent Subsidiary is, and has been since December 31, 2021, in compliance in all respects with all federal, state, local and foreign Laws regarding labor, employment and employment practices.

Section 4.12.   Litigation. Since December 31, 2021, there has been no (a) pending or, to the Knowledge of Parent, threatened legal or administrative proceeding, suit, investigation, arbitration or action (an “Action”) against Parent or any Parent Subsidiaries or any of its or their respective directors or executive officers in their capacities as such or (b) outstanding Judgment imposed upon Parent or any Parent Subsidiaries or any of its or their respective directors or executive officers in their capacities as such, in each case except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.13.   Compliance with Applicable Laws; Permits. Parent and each Parent Subsidiary is, and have been since December 31, 2021, in compliance with all Laws, including all applicable Judgments, applicable to Parent and such Parent Subsidiary, except where the failure to be in such compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries has all requisite power and authority and possesses and as in compliance with all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders, registrations, certificates, grants, concessions, clearances and approvals (collectively, “Permits”) necessary to enable each of Parent and the Parent Subsidiaries to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority or to possess and comply with such Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, no suspension or cancelation of any such Permit is threatened. This Section 4.13 does not relate to Tax matters, employee benefits matters, labor matters or intellectual property, cybersecurity or data privacy matters, which are the subjects of Sections 4.09, 4.10, 4.11 and 4.15.

Section 4.14.   Regulatory Matters. All of the products of Parent and the Parent Subsidiaries that are subject to the jurisdiction of the United States Food and Drug Administration (the “FDA”) or other similar Governmental Authorities in other jurisdictions are being, and since December 31, 2021 have been, manufactured, imported, exported, processed, developed, labeled, stored, tested, marketed, promoted, detailed and distributed by or on behalf of Parent and the Parent Subsidiaries in compliance with Laws and Judgments applicable to Parent and the Parent Subsidiaries, except where the failure to be in such compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since December 31, 2021, (a) neither Parent nor any Parent Subsidiary has received written notice of or, to the Knowledge of Parent, been subject to or threatened with, any finding of deficiency or non-compliance, penalty, fine or sanction or request for corrective or remedial action and (b) there is no Action pending or, to the Knowledge of Parent, threatened by the FDA or any other similar Governmental Authority relating to any of Parent’s or any Parent Subsidiary’s products or the facilities at which such products are manufactured, packaged or initially distributed. To the Knowledge of Parent, since December 31, 2021, no director, officer, employee or agent of Parent or any Parent Subsidiary has, in connection with the business of Parent or any Parent Subsidiary, (i) made any untrue statement of material fact or fraudulent statement to the FDA or any other similar Governmental Authority or (ii) failed to disclose a material fact required to be disclosed to the FDA or any other similar Governmental Authority.

Section 4.15.   Intellectual Property, Cybersecurity and Data Privacy. (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and the Parent Subsidiaries solely and exclusively own all right, title and interest in and to the Parent Intellectual Property and have sufficient rights to use all other Intellectual Property used or held for use in the conduct of the business of Parent and the Parent Subsidiaries as currently conducted, in each case free and clear of all Liens other than Permitted Liens, (ii) the conduct of the business as presently conducted, and the products, processes and services of Parent and the Parent Subsidiaries, do not infringe, misappropriate or otherwise violate the Intellectual Property of any other Person, (iii) to the Knowledge of Parent, no Person has infringed, misappropriated or otherwise violated, nor is infringing, misappropriating or otherwise violating, any Intellectual Property of Parent and the Parent Subsidiaries in any material respect and (iv) no claims (including any oppositions, interferences or re-examinations) have been settled since December 31, 2021 or are pending or, to the Knowledge of Parent, threatened, and since December 31, 2021, Parent has not received any written notice or claim, in each case (A) challenging the ownership, enforceability, registrability, validity or use by Parent and the Parent Subsidiaries of any Parent Intellectual Property or (B) alleging that Parent and the Parent Subsidiaries are infringing, misappropriating or otherwise violating the Intellectual Property of any Person. To the Knowledge of Parent, neither Parent nor any Parent Subsidiary is subject to any Judgment that does or would restrict or impair the use of any Parent Intellectual Property by Parent or any Parent Subsidiary.

(b)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries have (i) taken commercially reasonable steps to maintain the Parent Intellectual Property and confidentiality of their respective material trade secrets that constitute trade secrets under applicable Law, including requiring all Persons having access thereto to execute nondisclosure agreements protecting the confidentiality thereof (which agreements, to the Knowledge of Parent, have not been breached) and (ii) implemented and maintained commercially reasonable measures and policies to protect (A) any Personal Data and other confidential or proprietary business information or trade secret information maintained by or on behalf of Parent and the Parent Subsidiaries against unauthorized access, use, modification, disclosure, or other misuse and (B) the integrity, continuous operation and security of the IT Systems of Parent and the Parent Subsidiaries and the data and other information stored thereon, including from Harmful Code. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Person who creates or develops or has created or developed any Intellectual Property for the benefit or under the supervision of Parent or any of the Parent Subsidiaries has entered into written agreements with Parent or any of the Parent Subsidiaries, as applicable, whereby such Person assigned (by present assignment) to Parent or such Parent Subsidiary, as applicable, all of such Person’s ownership interest and right in such Intellectual Property.

(c)           (i) No resources or funding, grants, facilities or services of a university, college, other educational institution, Governmental Authority or research center was used for, or funding from third parties was used for the primary purpose of, developing any Parent Intellectual Property, (ii) no such entity has asserted any ownership interest or other right in any Parent Intellectual Property and (iii) to the Knowledge of Parent, no such entity has any ownership interest or other right in any Parent Intellectual Property.

(d)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) the IT Systems used in the business of Parent and the Parent Subsidiaries operate and perform in all respects as required to permit Parent and the Parent Subsidiaries to conduct their business as currently conducted, (ii) none of the software owned or purported to be owned by Parent and the Parent Subsidiaries contains any Harmful Code or incorporates or is distributed with any shareware, open source code or other software whose use or distribution is under a license that requires Parent or the Parent Subsidiaries to do any of the following: (A) disclose or distribute the software owned by Parent and the Parent Subsidiaries in source code form, (B) authorize a licensee of the software owned by Parent and the Parent Subsidiaries to make derivative works of such software owned thereby or (C) distribute the software owned by Parent and the Parent Subsidiaries at no cost to the recipient, and (iii) Parent has implemented backup, security and disaster recovery technology and procedures consistent with standard practices for the industry in which Parent and the Parent Subsidiaries operate in each applicable jurisdiction in which they conduct business and has acted in material compliance therewith. Since December 31, 2021, the IT Systems of Parent and the Parent Subsidiaries have not malfunctioned or failed, or been subject to any breach, outage, violation, or unauthorized access to or unauthorized use by any third party that has caused or would reasonably be expected to cause (A) material disruption of or interruption in the conduct of the businesses of Parent and the Parent Subsidiaries; (B) material loss, destruction, damage or harm of Parent or any Parent Subsidiary or any of the businesses of Parent and the Parent Subsidiaries or operations, personnel, property or other assets; or (C) material liability of any kind to Parent or Parent Subsidiaries or their business. Neither Parent nor any Parent Subsidiary has disclosed or delivered to any escrow agent or any other Person any of the source code for any material software owned by Parent and the Parent Subsidiaries outside the scope of a written agreement that reasonably protects Parent and the Parent Subsidiaries’ rights in such source code.

(e)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) since December 31, 2021, Parent and the Parent Subsidiaries are and have been in material compliance with (A) all applicable Laws relating to the privacy, security and protection of Personal Data (including the EU General Data Protection Regulation and the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020) and legally binding guidance issued by a Governmental Authority that pertains to one of the foregoing Laws and (B) any applicable data privacy and security policies and notices adopted by Parent and the Parent Subsidiaries (including public representations made on the websites of Parent and the Parent Subsidiaries) and (C) any Contract to which Parent or any Parent Subsidiary is a party, with regard to Personal Data maintained by or on behalf of Parent or any Parent Subsidiary; (ii) there has been no actual or, to the Knowledge of Parent, threatened unauthorized access, use, processing, transfer or disclosure, accidental or unlawful destruction, or any loss, theft or alteration, of Personal Data or confidential or proprietary business information or trade secret information while such Personal Data or information was in the possession or control of Parent or the Parent Subsidiaries; and (iii) Parent and the Parent Subsidiaries have contractually obligated all third party service providers, outsourcers, processors or other third parties processing Personal Data or other confidential or proprietary business information or trade secret information maintained by or on behalf of Parent and the Parent Subsidiaries, in each case on behalf of Parent or Parent Subsidiaries to terms that comply with all applicable Laws relating to the privacy, security and protection of Personal Data. Parent and the Parent Subsidiaries have not received any written notice of any material claims, investigations (including investigations by any Governmental Authority), or alleged violations of any Laws with respect to Personal Data possessed by or on behalf of Parent and the Parent Subsidiaries.

Section 4.16.   Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Cowen and Company, LLC (the “Parent Financial Advisor”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

Section 4.17.   Opinion of Financial Advisor. The Parent Board has received an opinion from the Parent Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications, conditions and other matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement was fair, from a financial point of view, to Parent. Promptly after the receipt thereof by the Parent Board, Parent will furnish the Company, solely for informational purposes, a correct and complete copy of the written opinion of the Parent Financial Advisor.

Section 4.18.   Affiliate Transactions. Except for (a) employment-related Contracts filed or incorporated by reference as an exhibit to the Filed Parent SEC Documents or (b) the Parent Benefit Plans, there are no Contracts or arrangements that are in existence as of the date of this Agreement between the Parent or any Parent Subsidiaries, on the one hand, and, on the other hand, any (i) present executive officer or director of Parent or any of the Parent Subsidiaries, (ii) Person that, to the Knowledge of Parent, is the record or beneficial owner of more than 5% of the shares of Parent Common Stock as of the date hereof or (iii) to the Knowledge of Parent, any Affiliate of any such executive officer, director or owner (other than Parent or any of the Parent Subsidiaries), in each case, that have not been disclosed in the Parent SEC Documents.

Section 4.19.   Vote Required. The only approval of the holders of any class or series of shares of capital stock of Parent required in connection with the execution, delivery and performance of this Agreement and the Merger (including the Share Issuance) is the Parent Stockholder Approval.

Section 4.20.   Investment Company Act. Neither Parent nor any Parent Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”).

Section 4.21.   Merger Sub. Parent is the sole stockholder of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 4.22.   No Other Representations or Warranties. Except for the representations and warranties contained in Article V (as qualified by the Company Disclosure Letter and the introduction to Article V), Parent acknowledges that none of the Company, any of the Company Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty whatsoever (and the Company hereby disclaims any such other representations and warranties), and specifically (but without limiting the generality of the foregoing) that none of the Company, any of the Company Subsidiaries or any other Person on behalf of the Company makes any representation or warranty with respect to: (i) any projections, estimates or budgets delivered or made available to Parent or any of its Affiliates or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and any of the Company Subsidiaries or (ii) the future business and operations of the Company and any of the Company Subsidiaries, including in the case of clauses (i) and (ii) with respect to any information, documents, projections, forecasts or other material made available to Parent or its Affiliates and Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, and Parent has not relied on any such information or any representation or warranty not set forth in Article V.

Article V

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article V are true and correct except as set forth in the Company SEC Documents filed and publicly available after October 7, 2021 and at least two Business Days prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding any disclosures in the Filed Company SEC Documents in any risk factors section, any forward-looking disclosure in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature, other than historical facts included therein) or in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article V, and the disclosure in any section shall be deemed to qualify other sections in this Article V to the extent (and only to the extent) that it is reasonably apparent based on the content and context of such disclosure that such disclosure also qualifies or applies to such other sections.

Section 5.01.   Organization, Standing and Power. Each of the Company and each of the Company’s Subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent, prior to execution of this Agreement, correct and complete copies of the Eighth Amended and Restated Certificate of Incorporation of the Company as in effect as of the date of this Agreement (the “Company Charter”) and the Amended and Restated Bylaws of the Company as in effect as of the date of this Agreement (the “Company Bylaws”).

Section 5.02.   Company Subsidiaries. (a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company Subsidiaries have been validly issued and are owned by the Company or by another Company Subsidiary, free and clear of all Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. Section 5.02(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of the Company Subsidiaries.

(b)           Except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than ordinary course investments in publicly traded securities constituting one percent or less of a class of outstanding securities of any entity.

Section 5.03.   Capital Structure. (a) The authorized capital stock of the Company consists of 400,000,000 shares of Common Stock, par value $0.001 per share (“Company Common Stock”), and 20,000,000 shares of Preferred Stock, par value $0.001 per share (together with Company Common Stock, “Company Capital Stock”). At the close of business on December 16, 2022 (the “Company Capitalization Date”), (i) 40,329,925 shares of Company Common Stock were issued and outstanding (including 668,563 Company Restricted Shares), (ii) 811,374 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Warrant Certificate, (iii) 8,383,647 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans, including 5,231,467 shares of Company Common Stock issuable upon the exercise of outstanding Company Stock Options (whether or not presently exercisable and, solely for Company Stock Options subject to performance goals, assuming full achievement of the applicable performance goals). In addition, there are 779,800 shares of Company Common Stock that are reserved and available for issuance pursuant to the Company ESPP as of the Company Capitalization Date. As of the date of this Agreement, no outstanding offering periods have commenced under the Company ESPP. Except as set forth in this Section 5.03(a), at the close of business on the Company Capitalization Date, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding. From the close of business on the Company Capitalization Date to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or voting securities of, or other equity interests in, the Company, other than the issuance of Company Common Stock upon the exercise of the Company Stock Options outstanding at the close of business on the Company Capitalization Date.

(b)           All outstanding shares of Company Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise of Company Stock Options will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or otherwise bound. Except as set forth above in this Section 5.03 or resulting from the exercise of Company Stock Options (and the issuance of shares of Company Capital Stock thereunder), or stock grants or other awards granted in accordance with this Agreement, there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (ii) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (iii) any rights issued by or other obligations of the Company or any Company Subsidiary that are linked in any way to the price of any class of the Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary. Other than (A) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price thereof, (B) the withholding of shares of Company Common Stock to satisfy Tax obligations or payment of an exercise price with respect to awards granted pursuant to the Company Stock Plans, (C) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards and (D) obligations pursuant to the Company Warrant Certificate, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote (collectively, “Company Voting Debt”). Neither the Company nor any of the Company Subsidiaries is a party to (1) any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company or (2) any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries. None of the Company or any Company Subsidiary has a “poison pill” or similar equityholder rights plan.

(c)           Section 5.03(c) of the Company Disclosure Letter accurately sets forth the following information with respect to each Company Equity Award outstanding as of the Company Capitalization Date: (i) the Company Stock Plan (if any) pursuant to which such Company Equity Award was granted; (ii) the name (or other unique identifier) of the holder of such Company Equity Award; (iii) the number of shares of Company Common Stock subject to such Company Equity Award (including, for Company Equity Awards subject to performance-based vesting requirements, the maximum number of shares of Company Common Stock); (iv) the exercise price (if any) of such Company Equity Award; (v) the grant date of such Company Equity Award; (vi) the applicable vesting schedule or vesting date, and the extent to which such Company Equity Award is vested or exercisable; (vii) the date on which such Company Equity Award expires; and (viii) if such Company Equity Award is a Company Stock Option, whether it is an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to Parent accurate and complete copies of all Company Stock Plans, if not granted under an equity plan, such other Contract, pursuant to which any Company Equity Awards are outstanding as of the date of this Agreement, and the forms of all Company Equity Award agreements evidencing such Company Equity Awards as of the date of this Agreement. The exercise price of each Company Stock Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Stock Option. All grants of Company Equity Awards were recorded on the Company’s financial statements (including any related notes thereto) contained in all reports filed with the SEC in accordance with GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant. All Company Equity Awards have been issued and granted in compliance in all material respects with the terms of the applicable Company Stock Plan and all applicable Laws.

(d)           No Company Subsidiary owns any shares of Company Common Stock.

Section 5.04.   Authority; Execution and Delivery; Enforceability. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other Transactions, subject, in the case of the Merger, to the receipt of the Company Stockholder Approval. The Company Board has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of the Company was present, (i) approving and declaring advisable this Agreement, the Merger and the other Transactions, (ii) declaring that it is fair to, and in the best interests of, the Company and its stockholders that the Company enter into this Agreement and consummate the Merger and the other Transactions and (iii) issuing the Company Recommendation and directing that this Agreement be submitted to the Company’s stockholders for adoption at the Company Stockholder Meeting. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for (A) the filing of the Certificate of Merger and (B) the adoption of this Agreement by the stockholders of the Company in accordance with the Company Charter and the DGCL (the “Company Stockholder Approval”), no other corporate proceedings on the part of the Company are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger or the other Transactions. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)           (i) The Company Board has adopted such resolutions as are necessary to render inapplicable to the Transaction Agreements and the Transactions the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL and (ii) no other Takeover Law applies to the Company with respect to the Transaction Agreements or the Transactions.

Section 5.05.   No Conflicts; Consents. (a) The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its obligations hereunder and the consummation of the Merger and the other Transactions will not, (i) conflict with, or result in any violation of any provision of, the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Company Subsidiary (assuming that the Company Stockholder Approval is obtained), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien, other than a Permitted Lien, upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or any Permit or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 5.05(b), any Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Stockholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 5.05(a), effects resulting from or arising in connection with the matters set forth in clause (B)(2) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(b)           No Consent of or from, or registration, declaration, notice or filing to or with, any Governmental Authority is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other Transactions, other than (i) (A) the filing with the SEC of the Proxy Statement/Prospectus in definitive form, (B) the filing with the SEC, and the declaration of effectiveness under the Securities Act, of the Form S-4 and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Merger and the other Transactions, (ii) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under any applicable antitrust, competition, trade regulation or similar Laws, including the HSR Act, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Parent Common Stock as Merger Consideration, (v) such filings with and approvals of Nasdaq as are required to permit the consummation of the Merger and the listing of the shares of Parent Common Stock to be issued as Merger Consideration and (vi) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 5.05(b), effects resulting from or arising in connection with the matters set forth in clause (B)(2) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 5.06.   SEC Documents; Undisclosed Liabilities. (a) The Company has filed or furnished, as applicable, on a timely basis, with the SEC all reports, schedules, forms, statements and other documents required to be filed or furnished by the Company with the SEC pursuant to the Securities Act or the Exchange Act since October 7, 2021 (the reports, schedules, forms, statements and other documents filed or furnished to the SEC since October 7, 2021 and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, collectively, the “Company SEC Documents”).  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the portions that are amended (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents, as of their respective dates of filing with the SEC (or, if such Company SEC Documents were amended prior to the date hereof, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c)           Neither the Company nor any Company Subsidiary has any liabilities of a type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, except liabilities (i) reflected or reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of the Balance Sheet Date included in the Filed Company SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d)           The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  As of the date hereof, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated, or any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(e)           As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents and, to the Company’s Knowledge, none of the Company SEC Documents is the subject of an ongoing SEC review.  The Company has made available to Parent correct and complete copies of all material written correspondence between the SEC, on the one hand, and the Company, on the other hand, since October 7, 2021, other than correspondence which has been publicly filed as correspondence in the Electronic Data Gathering, Analysis, and Retrieval system of the SEC.

(f)            The Company is in compliance in all material respects with all listing requirements of Nasdaq.

Section 5.07.   Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective by the SEC under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement/Prospectus will, at the date it is first mailed to each of Parent’s stockholders and the Company’s stockholders or at the time of each of the Parent Stockholder Meeting and the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

Section 5.08.   Absence of Certain Changes or Events. (a) From the Balance Sheet Date through the date of this Agreement, (i) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of the Company and the Company Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business and (ii) there has not been any action taken by the Company or any Company Subsidiary that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01(b)(iii), Section 6.01(b)(v), Section 6.01(b)(vi), Section 6.01(b)(vii), Section 6.01(b)(viii), Section 6.01(b)(ix), Section 6.01(b)(x), Section 6.01(b)(xvi) or, with respect to any of the foregoing clauses, Section 6.01(b)(xx).

(b)          Since the Balance Sheet Date, there has not been any Company Material Adverse Effect or any effect, change, event, circumstance, condition, development or occurrence that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 5.09.   Taxes. (a) Each of the Company and each Company Subsidiary has (i) duly and timely filed, or caused to be filed, taking into account any extensions, all income and other material Tax Returns required to have been filed and such Tax Returns are correct and complete in all material respects and (ii) duly and timely paid, withheld or remitted all material Taxes (whether or not shown as due and payable on such Tax Returns) required to have been paid, withheld or remitted by it, including any withholding Tax.

(b)           As of the date of this Agreement, there are no pending written claims by a Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to Taxes in such jurisdiction.

(c)           Neither the Company nor any Company Subsidiary has received any written notice of any audit, judicial proceeding or other examination against or with respect to the Company or any Company Subsidiary with respect to material Taxes. As of the date of this Agreement, there are no pending requests for waivers of time to assess any material Tax.

(d)           Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to the assessment or collection of any material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(e)           There are no liens or other security interests upon any material property or material assets of the Company or any Company Subsidiary for Taxes, except for liens for Taxes not yet due and payable.

(f)            Neither the Company nor any Company Subsidiary is obligated by any written contract, agreement or other arrangement to indemnify any other Person (other than the Company and Company Subsidiaries) with respect to material Taxes. Neither the Company nor any Company Subsidiary has been a member of an affiliated group with which it has filed (or been required to file) a consolidated, combined, unitary or similar Tax Return (other than a group, the common parent of which is the Company) or is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and wholly owned Company Subsidiaries). Neither the Company nor any Company Subsidiary is liable under Treasury Regulation section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) for any material Tax of any person other than the Company and Company Subsidiaries.

(g)           Within the past two years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for Tax-free treatment under Section 355 of the Code.

(h)           Neither the Company nor any Company Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state law).

(i)            Neither the Company nor any Company Subsidiary will be required to include any material items of income in, or exclude any material items of deduction from, taxable income for a taxable period ending after the Closing as a result of: (i) any change in accounting method pursuant to Section 481 of the Code (or any comparable provision under state, local or foreign applicable Tax Laws) as a result of transactions or events occurring, or accounting methods employed, prior to the Closing; (ii) deferred intercompany gain described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign applicable Tax Laws) arising from any transaction that occurred prior to the Closing; (iii) any installment sale or open transaction that occurred prior to the Closing; (iv) any prepaid amount received prior to the Closing; or (v) any election under Section 965(h) of the Code made prior to the Closing.

(j)            Each of the Company and each Company Subsidiary has at all times complied in all material respects with Section 482 of the Code and any similar provision of foreign Tax Law.

(k)           Neither the Company nor any Company Subsidiary has ever received any letter ruling from the IRS (or any comparable ruling from any other Governmental Authority).

(l)            Neither the Company nor any Company Subsidiary has elected to defer the payment of any “applicable employment taxes” pursuant to Section 2302 of the CARES Act. Neither the Company nor any Company Subsidiary has claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act.

(m)          Neither the Company nor any Company Subsidiary has taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 5.10.   Benefits Matters. (a) Section 5.10(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list identifying any material Company Benefit Plan. The Company has delivered or made available to Parent correct and complete copies of (i) all material Company Benefit Plans or, in the case of any unwritten material Company Benefit Plan, a written description thereof, (ii) the three most recent annual report on Form 5500 filed with the Internal Revenue Service (the “IRS”) with respect to each material Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description and any material modification with respect thereto, if any, for each material Company Benefit Plan for which such summary plan description is required, (iv) each trust agreement and group annuity contract relating to any material Company Benefit Plan, (v) the most recent financial statements and actuarial reports for each material Company Benefit Plan (if any), (vi) the most recent determination or opinion letter received from the IRS with respect to each Company Benefit Plan intended to qualify under Section 401 of the Code and (vii) since December 31, 2019, all non-routine, written communications relating for each material Company Benefit Plan.

(b)          All Company Benefit Plans that are intended to be qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code have been the subject of, have timely applied for or have not been eligible to apply for, as of the date of this Agreement, determination or opinion letters from the IRS to the effect that such Company Benefit Plans and the trusts created thereunder are so qualified and tax-exempt, and no such determination or opinion letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened, nor has any such Company Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs.

(c)           None of the Company, the Company Subsidiaries and their respective ERISA Affiliates has during the past six years sponsored, maintained, contributed to or been required to maintain or contribute to, or has any actual or contingent liability under, any Company Benefit Plan that is a “defined benefit plan” (as defined in Section 3(35) of ERISA), a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA) or that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(d)           No Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980B of the Code or applicable Law or at the expense of the participant or the participant’s beneficiary).

(e)           Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan and its related trust, insurance contract or other funding vehicle has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other Laws applicable to such Company Benefit Plan and (ii) the Company and each of the Company Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to the Company Benefit Plans.

(f)            Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, other than routine claims for benefits.

(g)           None of the execution and delivery of the Transaction Agreements, the obtaining of the Company Stockholder Approval or the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any current or former director, officer, employee or consultant of the Company or any Company Subsidiary to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any Company Benefit Plan or (iii) result in any breach or violation of, default under or limit the Company’s right to amend, modify or terminate any Company Benefit Plan.

(h)       Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code has since (i) January 1, 2005 been maintained and operated in good faith compliance with Section 409A of the Code and Notice 2005-1, (ii) October 3, 2004, not been “materially modified” (within the meaning of Notice 2005-1) and (iii) January 1, 2009, been in documentary and operational compliance in all material respects with Section 409A of the Code.

(i)        No amount or other entitlement that could be received as a result of execution and delivery of the Transaction Agreements, the obtaining of the Company Stockholder Approval or the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) by any “disqualified individual” (as defined in Section 280G(c) of the Code) with respect to the Company or any Company Subsidiary will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)        No material Company Benefit Plan provides for the gross-up or reimbursement of Taxes, including under Section 409A or 4999 of the Code or other similar Laws.

(k)       Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all contributions required to be made to any Company Benefit Plan by applicable Law, regulation, any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements set forth in the Company SEC Documents.

(l)        Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all Company Benefit Plans subject to the Laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) that are intended to qualify for special Tax treatment, meet all requirements for such treatment and (iii) that are intended to be funded or book-reserved, are fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

Section 5.11.    Labor Matters. (a) There are no (i) labor strike, dispute, slowdown, work stoppage, lockout or unfair labor practice charge pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary, (ii) to the Knowledge of the Company, labor union organizing activity involving employees of the Company or the Company Subsidiaries or (iii) demand for recognition of a bargaining unit of any employees of the Company by, or on behalf of, a labor union. Neither the Company nor any Company Subsidiary is party to any collective bargaining agreements or similar labor agreements.

(b)       Neither the Company nor any Company Subsidiary is the subject of any claim, action, suit or proceeding asserting that the Company or any Company Subsidiary has committed any unfair labor practice, (ii) there is no pending or, to the Knowledge of the Company, threatened, nor has there been since October 7, 2021 any, labor strike, walkout, work stoppage, slow-down or lockout affecting any employees of Company or any Company Subsidiary and (iii) each of the Company and any Company Subsidiary is, and has been since October 7, 2021, in compliance in all material respects with all federal, state, local and foreign Laws regarding labor, employment and employment practices.

(c)       Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since October 7, 2021, to the Knowledge of Company, no executive officer or director of the Company or any Company Subsidiary has been the subject of a pending allegation of sexual harassment or sexual assault.

Section 5.12.    Litigation. Since October 7, 2021, there has been no (a) pending or, to the Knowledge of the Company, threatened Action against the Company or any Company Subsidiaries or any of its or their respective directors or executive officers in their capacities as such or (b) outstanding Judgment imposed upon the Company or any Company Subsidiaries or any of its or their respective directors or executive officers in their capacities as such, in each case except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 5.13.    Compliance with Applicable Laws; Permits. The Company and each Company Subsidiary is, and have been since October 7, 2021, in compliance with all Laws, including all applicable Judgments, applicable to the Company and such Company Subsidiary, except where the failure to be in such compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite power and authority and possesses and is in compliance with all Permits necessary to enable each of the Company and the Company Subsidiaries to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority or to possess and comply with such Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no suspension or cancelation of any such Permit is threatened. This Section 5.13 does not relate to Tax matters, employee benefits matters, labor matters, environmental matters or intellectual property, cybersecurity or data privacy matters, which are the subjects of Sections 5.09, 5.10, 5.11, 5.16 and 5.20.

Section 5.14.    Regulatory Matters. All of the products of the Company and the Company Subsidiaries that are subject to the jurisdiction of the FDA or other similar Governmental Authorities in other jurisdictions are being, and since October 7, 2021 have been, manufactured, imported, exported, processed, developed, labeled, stored, tested, marketed, promoted, detailed and distributed by or on behalf of the Company and the Company Subsidiaries in compliance with applicable Laws, including all applicable Judgments, applicable to the Company and the Company Subsidiaries, except where the failure to be in such compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since October 7, 2021, (a) neither the Company nor any Company Subsidiary has received written notice of or, to the Knowledge of the Company, been subject to or threatened with, any finding of deficiency or non-compliance, penalty, fine or sanction or request for corrective or remedial action and (b) there is no Action pending or, to the Knowledge of the Company, threatened by the FDA or any other similar Governmental Authority relating to any of the Company’s or any Company Subsidiary’s products or the facilities at which such products are manufactured, packaged or initially distributed. To the Knowledge of the Company, since October 7, 2021, no director, officer, employee or agent of the Company or any Company Subsidiary has, in connection with the business of the Company or any Company Subsidiary, (i) made any untrue statement of material fact or fraudulent statement to the FDA or any other similar Governmental Authority or (ii) failed to disclose a material fact required to be disclosed to the FDA or any other similar Governmental Authority.

Section 5.15.    Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and the Company Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against such risks as the Company reasonably believes, based on past experience, is adequate for the business and operations of the Company and the Company Subsidiaries, taking into account the industry in which the Company and the Company Subsidiaries operate, and (b) all such insurance policies are in full force and effect except for any expiration thereof in accordance with the terms thereof, no written notice of cancelation or modification has been received other than in connection with ordinary renewals, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

Section 5.16.    Environmental Matters. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a)       the Company and the Company Subsidiaries are, and since October 7, 2021 have been, in compliance with all Environmental Laws, and neither the Company nor any Company Subsidiary has received any written communication from a Governmental Authority or other Person that alleges that the Company or any Company Subsidiary is in violation of, or has liability under, any Environmental Law or any Permit required thereunder;

(b)       the Company and the Company Subsidiaries have obtained and are, and since October 7, 2021 have been, in compliance with all Permits required pursuant to any Environmental Law for the operations of the Company, the Company Subsidiaries and the Company Real Properties, and all such Permits are valid and in good standing;

(c)       there are no Actions pursuant to Environmental Law pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries pursuant to Environmental Law, and none of the Company or the Company Subsidiaries are subject to any Judgment pursuant to Environmental Law under which it has any outstanding obligation; and

(d)       none of the Company or the Company Subsidiaries are conducting or funding any investigation or remedial action pursuant to Environmental Laws with respect to any release, spill or disposal of any Hazardous Material at any of their respective current or former owned or leased real properties or any location at which they have disposed of any waste.

Section 5.17.    Customers and Suppliers. (a) Section 5.17(a) of the Company Disclosure Letter sets forth a correct and complete list of the ten largest customers of the Company and the Company Subsidiaries based on the aggregate payments received or expected as of the date hereof to be received by the Company and its Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2022 (the “Material Customers”). From January 1, 2022 through the date of this Agreement, the Company has not received written notice from any Material Customer that such Material Customer intends to terminate or materially and adversely modify the amount, frequency or terms of the business such Material Customer conducts with the Company and the Company Subsidiaries.

(b)       Section 5.17(b) of the Company Disclosure Letter sets forth a correct and complete list of the ten largest suppliers of the Company and the Company Subsidiaries based on the aggregate payments made or expected as of the date hereof to be made by the Company and its Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2022 (the “Material Suppliers”). From January 1, 2022 through the date of this Agreement, the Company has not received written notice from any Material Supplier that such Material Supplier intends to terminate or materially and adversely modify the amount, frequency or terms of the business such Material Supplier conducts with the Company and the Company Subsidiaries.

Section 5.18.    Company Material Contracts. (a) Section 5.18(a) of the Company Disclosure Letter sets forth a correct and complete list of all Company Material Contracts as of the date of this Agreement. The Company has made available to Parent correct and complete copies of all Company Material Contracts. For purposes of this Agreement, “Company Material Contract” means any Contract (but excluding this Agreement, any Company Benefit Plan, any Company Lease and any purchase order) to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective properties or assets is bound that:

(i)        is or would be required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)       is entered into with a Material Customer;

(iii)      is entered into with a Material Supplier;

(iv)      governs the formation, creation, governance, economics or control of any joint venture, partnership or other similar arrangement that is material to the Company and the Company Subsidiaries, taken as a whole, other than with respect to any Contract solely between or among the Company and wholly owned Company Subsidiaries;

(v)       provides for Indebtedness for borrowed money of the Company or any Company Subsidiary having an outstanding or committed amount in excess of $1,000,000, other than Indebtedness solely between or among the Company and wholly owned Company Subsidiaries;

(vi)      involves any derivative financial instrument or contract that is material to the Company and the Company Subsidiaries, taken as a whole;

(vii)     relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $1,000,000 and (A) that was entered into after October 7, 2021 or (B) pursuant to which any earn-out, indemnification or deferred or contingent payment obligation remains outstanding that would reasonably be expected to involve payments by the Company or any Company Subsidiary of more than $1,000,000 after the date hereof (in each case, excluding acquisitions or dispositions of supplies, inventory or products in the ordinary course of business or of supplies, inventory, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or any Company Subsidiary);

(viii)    is material to the Company and the Company Subsidiaries, taken as a whole, and contains provisions that prohibit the Company or any of its Affiliates from competing in or conducting any line of business or grants a right of exclusivity to any Person that prevents the Company or any of its Affiliates from entering any territory, market or field or freely engaging in business anywhere in the world (excluding any employee non-solicitation, non-hire or other similar restrictive covenants relating to employment);

(ix)      is a “single-source” supply Contract, pursuant to which goods or services are supplied to the Company from an exclusive source and cannot be replaced from other sources on commercially reasonable terms and in a reasonably timely manner; or

(x)       provides for the assignment or grant of a license, right or immunity (including a covenant not to sue or right to enforce or prosecute any patents) by (A) a third party for any of its material Intellectual Property to the Company or any Company Subsidiary or (B) the Company or any Company Subsidiary of any of its material Intellectual Property to any third party, in each case other than Incidental Contracts.

(b)       Except with respect to any Contract that has previously expired in accordance with its terms, been terminated, restated or replaced:

(i)        Each Company Material Contract is valid and binding on the Company or any Company Subsidiary to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, subject to the Bankruptcy and Equity Exception;

(ii)       the Company and each of the Company Subsidiaries, and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by it under each Company Material Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(iii)      neither the Company nor any Company Subsidiaries have received written notice of the existence of any breach or default on the part of the Company or any Company Subsidiaries under any Company Material Contract, except where such breach or default would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and

(iv)      there are no events or conditions which constitute or, after notice or lapse of time or both, will constitute a default on the part of the Company or any Company Subsidiaries or, to the Knowledge of the Company, any counterparty under such Company Material Contract, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 5.19.    Properties. (a) As of the date of this Agreement, the Company and the Company Subsidiaries do not own any real property.

(b)       As of the date of this Agreement, Section 5.19(b) of the Company Disclosure Letter sets forth a correct and complete list of all material real property leased, subleased or licensed by the Company and each Company Subsidiary (as lessees, sublessees or licensees) (the “Company Real Property”) and each lease, sublease or license of the Company Real Property under which the Company and each Company Subsidiary lease, sublease or license the Company Real Property (as lessee, sublessee or licensee), as the same may have been amended, supplemented or otherwise modified from time to time (the “Company Leases”). The Company has made available to Parent correct and complete copies of each Company Lease. With respect to each Company Lease, (i) the Company and each Company Subsidiary has a valid leasehold, subleasehold or license interest in the underlying Company Real Property and such Company Lease is in full force and effect, (ii) the Company and each Company Subsidiary nor, to the Knowledge of the Company, any other party to such Company Lease is in breach thereof or default thereunder and (iii) there does not exist under such Company Lease any event which, with the giving of notice or the lapse of time, would constitute such a material breach or default by the Company or any Company Subsidiary or, to the Knowledge of the Company, any other party thereto, in each case, except which would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(c)       The Company and each Company Subsidiary have not (i) leased, subleased or licensed any Company Real Property (or any portion of any Company Real Property) to any Person or (ii) pledged, mortgaged, deeded in trust, collaterally assigned or similarly encumbered any interest in Company Real Property, which lease, sublease, license, pledge, mortgage, deed of trust, assignment or encumbrance is presently in effect. The Company Real Property is, in all material respects, adequate and sufficient, and in satisfactory condition, to support the operations of the Company and the Company Subsidiaries as presently conducted, except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. There is no pending or, to the Knowledge of the Company, threatened proceeding by any Governmental Authority to take, by condemnation or otherwise, any of the Company Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 5.20.    Intellectual Property, Cybersecurity and Data Privacy. (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries solely and exclusively own all right, title and interest in and to the Company Intellectual Property and have sufficient rights to use all other Intellectual Property used or held for use in the conduct of the business of the Company and the Company Subsidiaries as currently conducted, in each case free and clear of all Liens other than Permitted Liens, (ii) the conduct of the business as presently conducted, and the products, processes and services of the Company and Company Subsidiaries, do not infringe, misappropriate or otherwise violate the Intellectual Property of any other Person, (iii) to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, nor is infringing, misappropriating or otherwise violating, any Intellectual Property of the Company and the Company Subsidiaries in any material respect and (iv) no claims (including any oppositions, interferences or re-examinations) have been settled since October 7, 2021 or are pending or, to the Knowledge of the Company, threatened, and since October 7, 2021, the Company has not received any written notice or claim, in each case (A) challenging the ownership, enforceability, registrability, validity or use by the Company and the Company Subsidiaries of any Company Intellectual Property or (B) alleging that the Company and the Company Subsidiaries are infringing, misappropriating or otherwise violating the Intellectual Property of any Person. To the Knowledge of the Company, neither the Company nor any Company Subsidiary is subject to any Judgment that does or would restrict or impair the use of any Company Intellectual Property by the Company or any Company Subsidiary.

(b)       Section 5.20(b) of the Company Disclosure Letter lists all the Company Registered Intellectual Property as of the date hereof, indicating as to each item, as applicable: (a) the owner, (b) the jurisdictions in which such item is issued or registered or in which any application for issuance or registration has been filed, (c) the respective issuance, registration or application number of the item and (d) the dates of application, issuance or registration of the item. All filings and fees required to maintain the registrations of the foregoing that have or will come due prior to the Closing Date or thirty (30) days thereafter, as the case may be, have been or will be timely filed with or paid to, respectively, the relevant Governmental Authorities and authorized registrars, and to the Knowledge of the Company, all registrations of the foregoing are otherwise in good standing. The Company’s and each Company Subsidiary’s rights in the Company Intellectual Property are subsisting and, to the Knowledge of the Company, the Company’s and each Company Subsidiary’s rights in registrations of the foregoing are unexpired, valid and enforceable.

(c)       Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have (i) taken commercially reasonable steps to maintain the Company Intellectual Property and confidentiality of their respective material trade secrets that constitute trade secrets under applicable Law, including requiring all Persons having access thereto to execute nondisclosure agreements protecting the confidentiality thereof (which agreements, to the Knowledge of the Company, have not been breached) and (ii) implemented and maintained commercially reasonable measures and policies to protect (A) any Personal Data and other confidential or proprietary business information or trade secret information maintained by or on behalf of the Company and the Company Subsidiaries against unauthorized access, use, modification, disclosure, or other misuse and (B) the integrity, continuous operation and security of the IT Systems of the Company and the Company Subsidiaries and the data and other information stored thereon, including from Harmful Code. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Person who creates or develops or has created or developed any Intellectual Property for the benefit or under the supervision of the Company or any of the Company Subsidiaries has entered into written agreements with the Company or any of the Company Subsidiaries, as applicable, whereby such Person assigned (by present assignment) to the Company or such Company Subsidiary, as applicable, all of such Person’s ownership interest and right in such Intellectual Property.

(d)       (i) No resources or funding, grants, facilities or services of a university, college, other educational institution, Governmental Authority or research center was used for, or funding from third parties was used for the primary purpose of, developing any Company Intellectual Property, (ii) no such entity has asserted any ownership interest or other right in any Company Intellectual Property and (iii) to the Knowledge of the Company, no such entity has any ownership interest or other right in any Company Intellectual Property.

(e)       Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the IT Systems used in the business of the Company and the Company Subsidiaries operate and perform in all respects as required to permit the Company and the Company Subsidiaries to conduct their business as currently conducted, (ii) none of the software owned or purported to be owned by the Company and the Company Subsidiaries contains any Harmful Code or incorporates or is distributed with any shareware, open source code or other software whose use or distribution is under a license that requires the Company or the Company Subsidiaries to do any of the following: (A) disclose or distribute the software owned by the Company and the Company Subsidiaries in source code form, (B) authorize a licensee of the software owned by the Company and the Company Subsidiaries to make derivative works of such software owned thereby or (C) distribute the software owned by the Company and the Company Subsidiaries at no cost to the recipient, and (iii) the Company has implemented backup, security and disaster recovery technology and procedures consistent with standard practices for the industry in which the Company and the Company Subsidiaries operate in each applicable jurisdiction in which they conduct business and has acted in material compliance therewith. Since October 7, 2021, the IT Systems of the Company and the Company Subsidiaries have not malfunctioned or failed, or been subject to any breach, outage, violation, or unauthorized access to or unauthorized use by any third party that has caused or would reasonably be expected to cause (A) material disruption of or interruption in the conduct of the businesses of the Company and Company Subsidiaries; (B) material loss, destruction, damage or harm of Company or any Company Subsidiary or any of the businesses of the Company and Company Subsidiaries or operations, personnel, property or other assets; or (C) material liability of any kind to the Company or Company Subsidiaries or their business. Neither the Company nor any Company Subsidiary has disclosed or delivered to any escrow agent or any other Person any of the source code for any material software owned by the Company and the Company Subsidiaries outside the scope of a written agreement that reasonably protects the Company and Company Subsidiaries’ rights in such source code.

(f)       Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) since October 7, 2021, the Company and the Company Subsidiaries are and have been in material compliance with (A) all applicable Laws relating to the privacy, security and protection of Personal Data (including the EU General Data Protection Regulation and the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020) and legally binding guidance issued by a Governmental Authority that pertains to one of the foregoing Laws and (B) any applicable data privacy and security policies and notices adopted by the Company and the Company Subsidiaries (including public representations made on the websites of the Company and Company Subsidiaries) and (C) any Contract to which the Company or any Company Subsidiary is a party, with regard to Personal Data maintained by or on behalf of the Company or any Company Subsidiary; (ii) there has been no actual or, to the Knowledge of the Company, threatened unauthorized access, use, processing, transfer or disclosure, accidental or unlawful destruction, or any loss, theft or alteration, of Personal Data or confidential or proprietary business information or trade secret information while such Personal Data or information was in the possession or control of the Company or the Company Subsidiaries; and (iii) the Company and the Company Subsidiaries have contractually obligated all third party service providers, outsourcers, processors or other third parties processing Personal Data or other confidential or proprietary business information or trade secret information maintained by or on behalf of the Company and Company Subsidiaries, in each case on behalf of the Company or Company Subsidiaries to terms that comply with all applicable Laws relating to the privacy, security and protection of Personal Data. The Company and the Company Subsidiaries have not received any written notice of any material claims, investigations (including investigations by any Governmental Authority), or alleged violations of any Laws with respect to Personal Data possessed by or on behalf of the Company and the Company Subsidiaries.

Section 5.21.    Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Evercore Group L.L.C. (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 5.22.    Opinion of Financial Advisor. The Company Board has received an opinion from the Company Financial Advisor to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Exchange Ratio in the Merger was fair, from a financial point of view, to the holders of shares of Company Common Stock. Promptly after the execution of this Agreement, the Company will furnish Parent, solely for informational purposes, a correct and complete copy of the written opinion of the Company Financial Advisor.

Section 5.23.    Affiliate Transactions. Except for (a) employment-related Contracts filed or incorporated by reference as an exhibit to the Filed Company SEC Documents or (b) the Company Benefit Plans, there are no Contracts or arrangements that are in existence as of the date of this Agreement between the Company or any Company Subsidiaries, on the one hand, and, on the other hand, any (i) present executive officer or director of the Company or any of the Company Subsidiaries, (ii) Person that, to the Knowledge of the Company, is the record or beneficial owner of more than 5% of the shares of Company Common Stock as of the date hereof or (iii) to the Knowledge of the Company, any Affiliate of any such executive officer, director or owner (other than the Company or any of the Company Subsidiaries), in each case, that have not been disclosed in the Company SEC Documents.

Section 5.24.    Vote Required. The only approval of the holders of any class or series of shares of capital stock of the Company required in connection with the execution, delivery and performance of this Agreement and the Merger is, in the case of the Merger, the Company Stockholder Approval.

Section 5.25.    Investment Company Act. Neither the Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 5.26.    No Other Representations or Warranties. Except for the representations and warranties contained in Article IV (as qualified by the Parent Disclosure Letter and the introduction to Article IV), the Company acknowledges that none of Parent, any of the Parent Subsidiaries or any other Person on behalf of Parent makes any other express or implied representation or warranty whatsoever (and Parent hereby disclaims any such other representations and warranties), and specifically (but without limiting the generality of the foregoing) that none of Parent, any of the Parent Subsidiaries or any other Person on behalf of Parent makes any representation or warranty with respect to: (i) any projections, estimates or budgets delivered or made available to the Company or any of its Affiliates or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and any of the Parent Subsidiaries or (ii) the future business and operations of Parent and any of the Parent Subsidiaries, including in the case of clauses (i) and (ii) with respect to any information, documents, projections, forecasts or other material made available to the Company or its Affiliates and Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, and the Company has not relied on any such information or any representation or warranty not set forth in Article IV.

Article VI

Covenants Relating to Conduct of Business

Section 6.01.    Conduct of Business. (a) Conduct of Business by Parent. Except for matters set forth in Section 6.01(a) of the Parent Disclosure Letter, as otherwise expressly permitted or expressly contemplated by this Agreement, as required by applicable Law or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed and shall be deemed given if the Company provides no written response within five Business Days after receipt of a written request from Parent for such consent), from the date of this Agreement to the Effective Time, Parent shall, and shall cause each Parent Subsidiary to, use commercially reasonable efforts to (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) preserve intact its business organization and maintain its advantageous business relationships. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 6.01(a) of the Parent Disclosure Letter, as otherwise expressly permitted or expressly contemplated by this Agreement, as required by applicable Law or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following:

(i)       (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Parent Subsidiary to Parent or any other wholly owned Parent Subsidiary, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, Parent or any Parent Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (1) the acquisition by Parent of shares of Parent Common Stock in connection with the surrender of shares of Parent Common Stock by holders of Parent Stock Options in order to pay the exercise price thereof, (2) the withholding of shares of Parent Common Stock to satisfy Tax obligations or payment of an exercise price with respect to awards granted pursuant to the Parent Stock Plans, (3) the acquisition by Parent of awards granted pursuant to the Parent Stock Plans in connection with the forfeiture of such awards and (4) transactions solely between or among Parent and wholly owned Parent Subsidiaries;

(ii)       issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Liens, other than Permitted Liens, (A) any shares of capital stock of Parent or any Parent Subsidiary (other than the (1) issuance of Parent Common Stock on the exercise of the Parent Stock Options and the vesting or delivery of other awards pursuant to the Parent Stock Plans, in each case, which are outstanding as of the date hereof and in accordance with their terms as of the date of this Agreement or (2) purchase of Parent Common Stock under the Parent ESPP in accordance with its terms as of the date of this Agreement), (B) any other equity interests or voting securities of Parent or any Parent Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (E) any rights issued by Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Capital Stock or any shares of capital stock of any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Parent or any Parent Subsidiary or (F) any Parent Voting Debt, except, in each case of clauses (A) through (F), for grants of equity awards pursuant to the Parent Stock Plans;

(iii)     (A) amend the Parent Charter or the Parent Bylaws or (B) amend in any material respect the charter or organizational documents of any Parent Subsidiary, except, in the case of any amendment to the Parent Bylaws or organizational documents of any Parent Subsidiary, for any amendment that (1) is not material and (2) does not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other Transactions;

(iv)     make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (after the date of this Agreement);

(v)      directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than (A) purchases of supplies, inventory, products and services in the ordinary course of business consistent with past practice or (B) transactions solely between or among Parent and wholly owned Parent Subsidiaries) if the aggregate amount of the consideration paid or transferred by Parent and the Parent Subsidiaries in connection with all such transactions would exceed $25,000,000 or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions;

(vi)      incur any Indebtedness for borrowed money, except for (A) Indebtedness incurred under Parent’s existing credit facilities in effect as of the date hereof in the ordinary course of business; (B) Indebtedness incurred in connection with the renewal, extension or refinancing of any Indebtedness existing on the date of this Agreement or permitted to be incurred, assumed or otherwise entered into hereunder, provided that the execution, delivery and performance of this Agreement and the consummation of the Transactions shall not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or any loss of a material benefit under, or result in the creation of any Lien, other than a Permitted Lien, under such replacement Indebtedness; (C) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business consistent with past practice (provided that such Indebtedness does not exceed $10,000,000 in the aggregate); (D) intercompany Indebtedness (including guarantees) between or among the Company and wholly owned Company Subsidiaries; or (E) other Indebtedness not to exceed $50,000,000 in the aggregate;

(vii)    enter into or amend any Contract if such Contract or amendment of a Contract would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions;

(viii)   enter into any new line of business outside of its existing business;

(ix)      dissolve or liquidate Parent or any Parent Subsidiary; or

(x)       authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b)       Conduct of Business by the Company. Except for matters set forth in Section 6.01(b) of the Company Disclosure Letter, as otherwise expressly permitted or expressly contemplated by this Agreement, as required by applicable Law or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed and shall be deemed given if Parent provides no written response within five Business Days after receipt of a written request from the Company for such consent), from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, use commercially reasonable efforts to (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) preserve intact its business organization and maintain its advantageous business relationships. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 6.01(b) of the Company Disclosure Letter, as otherwise expressly permitted or expressly contemplated by this Agreement, as required by applicable Law or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i)        (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to the Company or any other wholly owned Company Subsidiary, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (1) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price thereof, (2) the withholding of shares of Company Common Stock to satisfy Tax obligations or payment of an exercise price with respect to Company Equity Awards, (3) the acquisition by the Company of shares of Company Common Stock underlying Company Equity Awards in connection with the forfeiture of such awards, (4) transactions pursuant to the Company Warrant Certificate and (5) transactions solely between or among the Company and wholly owned Company Subsidiaries;

(ii)      issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Liens, other than Permitted Liens, (A) any shares of capital stock of the Company or any Company Subsidiary (other than the (1) issuance of Company Common Stock upon the exercise of the Company Stock Options and the vesting or delivery of other Company Equity Awards pursuant to the Company Stock Plans, in each case, which are outstanding as of the date hereof and in accordance with their terms as of the date of this Agreement, (2) purchase of Company Common Stock under the Company ESPP in accordance with its terms as of the date of this Agreement (as modified by this Agreement) or (3) issuance of Company Common Stock pursuant to the Company Warrant Certificate), (B) any other equity interests or voting securities of the Company or any Company Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (E) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary or (F) any Company Voting Debt;

(iii)     (A) amend the Company Charter or the Company Bylaws or (B) amend in any material respect the charter or organizational documents of any Company Subsidiary, except, in the case of any amendment to the Company Bylaws or organizational documents of any Company Subsidiary, for any amendment that (1) is not material and (2) does not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other Transactions;

(iv)     except as required pursuant to the terms of any Company Benefit Plan as in effect on the date of this Agreement or adopted, established, entered into or amended after the date of this Agreement in accordance with the terms of this Agreement, (A) adopt, enter into, terminate or amend any Company Benefit Plan; (B) increase in any manner the compensation or benefits of any employee, officer, director or other service provider of the Company or any Company Subsidiary with annual base salary or annualized base wage rate as of the date hereof of $200,000 or more, subject to the limitations set forth in Section 6.01(b)(iv) of the Company Disclosure Letter; (C) grant or agree to grant any change in control, severance, retention or similar compensation or benefits to, or enter into any employment or similar agreement with any employee, officer, director or other service provider of the Company or any Company Subsidiary (except for offer letters entered into in the ordinary course of business consistent with past practice with new hire employees with annual base salary of less than $200,000); (D) take any action to accelerate the payment of any compensation or benefit under any Company Benefit Plan; or (E) waive any conditions on any equity or equity-based awards under any Company Stock Plan;

(v)      (A) terminate the employment of any employee of the Company or any Company Subsidiary with an annual base salary or annualized base wage rate as of the date hereof of $200,000 or more, other than for cause or due to death or disability (in each case, as determined by the Company in the ordinary course of business consistent with past practice) or (B) hire any individual with an annual base salary or annualized base wage rate as of the date hereof of $200,000 or more;

(vi)     make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (after the date of this Agreement);

(vii)    directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than (A) purchases of supplies, inventory, products and services in the ordinary course of business consistent with past practice or (B) transactions solely between or among the Company and wholly owned Company Subsidiaries) if the aggregate amount of the consideration paid or transferred by the Company and the Company Subsidiaries in connection with all such transactions would exceed $1,000,000;

(viii)   sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien, other than a Permitted Lien, or otherwise dispose of any properties or assets (other than (A) sales of supplies, inventories, products or services in the ordinary course of business consistent with past practice or of supplies, inventory, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of the Company or any Company Subsidiary or (B) transactions solely between or among the Company and wholly owned Company Subsidiaries) or any interests therein that, individually or in the aggregate, have a fair market value in excess of $1,000,000, except in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 6.01(b)(ix);

(ix)      incur any Indebtedness for borrowed money, except for (A) Indebtedness incurred under the Company Credit Agreement in effect as of the date hereof in the ordinary course of business; (B) Indebtedness incurred in connection with the renewal, extension or refinancing of any Indebtedness existing on the date of this Agreement or permitted to be incurred, assumed or otherwise entered into hereunder, provided that the execution, delivery and performance of this Agreement and the consummation of the Transactions shall not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or any loss of a material benefit under, or result in the creation of any Lien, other than a Permitted Lien, under such replacement Indebtedness; (C) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business consistent with past practice (provided that such Indebtedness does not exceed $1,000,000 in the aggregate); (D) intercompany Indebtedness (including guarantees) between or among the Company and wholly owned Company Subsidiaries in the ordinary course of business consistent with past practice; or (E) other Indebtedness incurred in the ordinary course of business not to exceed $250,000 in the aggregate;

(x)       make, or agree or commit to make, any capital expenditure except for capital expenditures (A) in excess of $1,000,000 above the amounts set forth in the capital expenditure targets provided to Parent prior to the date of this Agreement or such other capital expenditure targets as may be mutually agreed by Parent and the Company or (B) as reasonably required in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

(xi)      enter into or amend any Contract if such Contract or amendment of a Contract would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions;

(xii)     enter into, modify, amend, extend, renew, replace or terminate any collective bargaining or other labor union Contract applicable to the employees of the Company or any of the Company Subsidiaries;

(xiii)    waive, release, assign, settle or compromise any Action (other than any Action with respect to Taxes, which is governed by subsection (xvi) below), other than waivers, releases, assignments, settlements or compromises that do not create obligations of the Company or any of the Company Subsidiaries other than the payment of monetary damages not in excess of $100,000 in the aggregate;

(xiv)    abandon, sell, transfer, dispose of, cancel, knowingly allow to lapse, or fail to renew, maintain or defend, encumber, convey title (in whole or in part) or grant any right or other licenses to material Intellectual Property owned or exclusively licensed to the Company or any Company Subsidiary, or enter into licenses or agreements that impose material restrictions upon the Company or any of its Affiliates with respect to Intellectual Property owned by any third party, in each case other than in the ordinary course of business consistent with past practice;

(xv)     materially amend or modify any Company Material Contract or enter into, materially amend or modify any Contract that would be a Company Material Contract if it had been entered into prior to the date of this Agreement (and, for the avoidance of doubt, excluding terminations upon expiration of the term thereof in accordance with the terms thereof);

(xvi)    change any method of Tax accounting, settle any Action relating to Taxes, make any Tax election, file any amended Tax Return, settle or compromise any Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to any Taxes, or surrender any right to claim a refund of Taxes, in each case, that is material to the Company and the Company Subsidiaries, taken as a whole;

(xvii)   enter into any new line of business outside of its existing business;

(xviii)  dissolve or liquidate the Company or any Company Subsidiary;

(xix)     other than in the ordinary course of business, (A) materially amend or modify any Company Lease or enter into, materially amend or modify any Contract that would be such a Company Lease if it had been entered into prior to the date of this Agreement; (B) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien, other than a Permitted Lien, or otherwise dispose of any Company Real Property; or (C) directly or indirectly acquire or agree to acquire any real property that would constitute Company Real Property if it had been acquired or agreed to be acquired prior to the date of this Agreement; or

(xx)      authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(c)       Control of Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time.

Section 6.02.    No Solicitation by the Company; Company Recommendation. (a) Except as otherwise permitted by this Section 6.02, from the date of this Agreement until the Effective Time, the Company shall not, and shall cause its controlled Affiliates and its and their respective directors and officers not to, and shall use its reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) solicit or initiate, or knowingly encourage, induce or facilitate, any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a Company Takeover Proposal, (ii) furnish to any Person (other than Parent, Merger Sub or their respective Representatives) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Merger Sub or their respective Representatives) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent of encouraging, inducing, facilitating or assisting the making, submission or announcement of any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a Company Takeover Proposal, (iii) participate or engage in any discussions or negotiations with any Person regarding, or furnish to any Person any information with respect to, or cooperate in any way with any Person (whether or not a Person making a Company Takeover Proposal) with respect to, any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a Company Takeover Proposal or (iv) resolve or agree to do any of the foregoing. The Company shall, and shall cause its controlled Affiliates and its and their respective directors and officers to, and shall use its reasonable best efforts to cause its other Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a Company Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished to any such Person or its Representatives and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.02(a) by any controlled Affiliates of the Company or any of its or their Representatives shall constitute a breach of this Section 6.02(a) by the Company.

(b)       Notwithstanding the foregoing, at any time prior to receipt of the Company Stockholder Approval, in response to a bona fide written Company Takeover Proposal that the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably expected to result in a Superior Company Proposal, and which Company Takeover Proposal did not result from a breach of this Section 6.02, the Company, and its Representatives at the request of the Company, may, subject to compliance with Section 6.02(e), (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Company Takeover Proposal (and its Representatives) (provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such Person) pursuant to a customary confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement (other than with respect to “standstill” provisions) (an “Acceptable Company Confidentiality Agreement”) and (B) participate in discussions regarding the terms of such Company Takeover Proposal and the negotiation of such terms with, and only with, the Person making such Company Takeover Proposal (and such Person’s Representatives and financing sources).

(c)       Except as set forth in this Section 6.02, neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify or qualify in any manner adverse to Parent), or propose publicly to withdraw (or modify or qualify in any manner adverse to Parent), the Company Recommendation, (B) if any Company Takeover Proposal structured as a tender or exchange offer is commenced, fail to recommend against acceptance of such tender or exchange offer by the Company’s stockholders within ten Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (C) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Company Takeover Proposal (any action in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) adopt, or propose publicly to adopt, or allow the Company or any of its controlled Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement or arrangement (other than an Acceptable Company Confidentiality Agreement) related to any Company Takeover Proposal.

(d)       Notwithstanding the foregoing, at any time prior to receipt of the Company Stockholder Approval, the Company Board may make a Company Adverse Recommendation Change (i) following receipt of a Company Takeover Proposal after the execution of this Agreement that did not result from a breach of Section 6.02(a) and that the Company Board determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, constitutes a Superior Company Proposal or (ii) in response to a Company Intervening Event, in each case referred to in the foregoing clauses (i) and (ii), only if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company shall not be entitled to exercise its rights to make a Company Adverse Recommendation Change unless (A) the Company delivers to Parent a written notice (a “Company Notice of Recommendation Change”) at least four Business Days prior to taking such action advising Parent that the Company Board intends to take such action and specifying the reasons therefor, including in the case of a Superior Company Proposal, the identity of the Person making the Superior Company Proposal that is the basis of the proposed action by the Company Board and the terms and conditions thereof (and copies of all definitive documentation and other relevant proposed transaction documentation received from such Person or such Person’s Affiliates or Representatives in respect thereof), (B) the Company has negotiated, and has used its reasonable best efforts to cause its Representatives to negotiate, in good faith with Parent during such notice period (to the extent Parent wishes to negotiate) to enable Parent to propose in writing such bona fide adjustments to the terms and conditions of this Agreement as would obviate the basis for a Company Adverse Recommendation Change and (C) on the fourth Business Day following receipt by Parent of the Company Notice of Recommendation Change, the Company reaffirms in good faith that (1) after consultation with outside counsel and a financial advisor of nationally recognized reputation, such Company Takeover Proposal continues to constitute a Superior Company Proposal or such Company Intervening Event remains in effect and (2) after consultation with outside counsel, the failure to make a Company Adverse Recommendation Change as a result thereof would be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any amendment to any material term of such Superior Company Proposal shall require a new Company Notice of Recommendation Change and a new three Business Day period). In determining whether to make a Company Adverse Recommendation Change, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent in response to a Company Notice of Recommendation Change or otherwise. Notwithstanding anything to the contrary contained in this Agreement, neither the Company Board nor any committee thereof shall be entitled to make a Company Adverse Recommendation Change pursuant to this Section 6.02(d) with respect to a Company Intervening Event unless the Company has provided Parent with written information describing such Company Intervening Event in reasonable detail promptly after becoming aware of it, and the Company shall keep Parent reasonably informed of material developments with respect to such Company Intervening Event.

(e)       In addition to the obligations of the Company set forth in paragraphs (a) and (c) of this Section 6.02, the Company shall promptly, and in any event within 24 hours of the Company obtaining knowledge of the receipt thereof, advise Parent in writing of any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal (and copies of all definitive documentation and other relevant proposed transaction documentation received from such Person or such Person’s Affiliates or Representatives in respect thereof) and the identity of the Person making any such Company Takeover Proposal. The Company shall (i) keep Parent informed in all material respects and on a reasonably current basis of the status and details (including any material change to the terms thereof) of any Company Takeover Proposal and (ii) provide to Parent as soon as practicable after receipt or delivery thereof all drafts of agreements relating to any Company Takeover Proposal and any written proposals containing any material terms of a Company Takeover Proposal or a counterproposal to a Company Takeover Proposal, in each case exchanged between any of the Company or any of its Subsidiaries or any of its or their Representatives, on the one hand, and the Person making any such Company Takeover Proposal or any of its Affiliates or any of its or their Representatives, on the other hand.

(f)       Nothing contained in this Section 6.02 shall prohibit the Company from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or making a customary “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, however, that in no event shall the Company or the Company Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 6.02(c).

(g)      For purposes of this Agreement:

(i)       “Company Takeover Proposal” means any bona fide proposal or offer (whether or not in writing) from any Person or group (other than Parent or any of its Affiliates) with respect to or relating to, in a single transaction or series of related transactions, any direct or indirect (i) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any Company Subsidiary pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, any business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, or 20% or more of the aggregate voting power of the outstanding equity securities of the Company or of the surviving entity, (ii) sale, lease, contribution or other disposition of any business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) issuance, sale or other disposition to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company or (iv) combination of the foregoing (in each case, other than the Transactions).

(ii)      “Superior Company Proposal” means a bona fide written Company Takeover Proposal (with all references to “20%” in the definition of Company Takeover Proposal being deemed to be references to “50%”) that the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation), (A) is more favorable from a financial point of view to the stockholders of the Company than the Transactions and (B) is reasonably capable of being completed on the terms proposed, in each case taking into account all legal, regulatory, financial, timing, financing and other aspects of such offer and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such Superior Company Proposal or otherwise) that the Company Board deems relevant.

(iii)     “Company Intervening Event” means any material event, development, occurrence or change in circumstances or facts with respect to the Company that (A) first occurred following the execution of this Agreement and that was not known to or reasonably foreseeable by the Company Board (or, if known, the magnitude or material consequences of which were not known or reasonably foreseeable) as of the date of this Agreement and (B) does not involve or relate to (1) a Company Takeover Proposal, (2) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions or (3) any changes in the market price of the Company Common Stock or the Parent Common Stock (provided that the underlying causes of any of any such changes may be considered and taken into account for determining whether a Company Intervening Event has occurred to the extent not otherwise excluded from this definition).

Section 6.03.    No Solicitation by Parent; Parent Recommendation. (a) Except as otherwise permitted by this Section 6.03, from the date of this Agreement until the Effective Time, Parent shall not, and shall cause its controlled Affiliates and its and their respective directors and officers not to, and shall use its reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) solicit or initiate, or knowingly encourage, induce or facilitate, any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a Parent Takeover Proposal, (ii) furnish to any Person (other than the Company or its Representatives) any non-public information relating to Parent or any of its Subsidiaries, or afford to any Person (other than the Company or its Representatives) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Parent or any of its Subsidiaries, in any such case with the intent of encouraging, inducing, facilitating or assisting the making, submission or announcement of any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a Parent Takeover Proposal, (iii) participate or engage in any discussions or negotiations with any Person regarding, or furnish to any Person any information with respect to, or cooperate in any way with any Person (whether or not a Person making a Parent Takeover Proposal) with respect to, any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a Parent Takeover Proposal or (iv) resolve or agree to do any of the foregoing. Parent shall, and shall cause its controlled Affiliates and its and their respective directors and officers to, and shall use its reasonable best efforts to cause its other Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a Parent Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished to any such Person or its Representatives and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.03(a) by any controlled Affiliates of Parent or any of its or their Representatives shall constitute a breach of this Section 6.03(a) by Parent.

(b)       Notwithstanding the foregoing, at any time prior to receipt of the Parent Stockholder Approval, in response to a bona fide written Parent Takeover Proposal that the Parent Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably expected to result in a Superior Parent Proposal, and which Parent Takeover Proposal did not result from a breach of this Section 6.03, Parent, and its Representatives at the request of Parent, may, subject to compliance with Section 6.03(e), (A) furnish information with respect to Parent and the Parent Subsidiaries to the Person making such Parent Takeover Proposal (and its Representatives) (provided that all such information has previously been provided to the Company or is provided to the Company prior to or substantially concurrent with the time it is provided to such Person) pursuant to a customary confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement (other than with respect to “standstill” provisions) (an “Acceptable Parent Confidentiality Agreement”) and (B) participate in discussions regarding the terms of such Parent Takeover Proposal and the negotiation of such terms with, and only with, the Person making such Parent Takeover Proposal (and such Person’s Representatives and financing sources).

(c)       Except as set forth in this Section 6.03, neither the Parent Board nor any committee thereof shall (i) (A) withdraw (or modify or qualify in any manner adverse to the Company), or propose publicly to withdraw (or modify or qualify in any manner adverse to the Company), the Parent Recommendation, (B) if any Parent Takeover Proposal structured as a tender or exchange offer is commenced, fail to recommend against acceptance of such tender or exchange offer by Parent’s stockholders within ten Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (C) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Parent Takeover Proposal (any action in this clause (i) being referred to as a “Parent Adverse Recommendation Change”) or (ii) adopt, or propose publicly to adopt, or allow Parent or any of its controlled Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement or arrangement (other than an Acceptable Parent Confidentiality Agreement) related to any Parent Takeover Proposal.

(d)       Notwithstanding the foregoing, at any time prior to receipt of the Parent Stockholder Approval, the Parent Board may make a Parent Adverse Recommendation Change (i) following receipt of a Parent Takeover Proposal after the execution of this Agreement that did not result from a breach of Section 6.03(a) and that the Parent Board determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, constitutes a Superior Parent Proposal or (ii) in response to a Parent Intervening Event, in each case referred to in the foregoing clauses (i) and (ii), only if the Parent Board determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, however, that Parent shall not be entitled to exercise its rights to make a Parent Adverse Recommendation Change unless (A) Parent delivers to the Company a written notice (a “Parent Notice of Recommendation Change”) at least four Business Days prior to taking such action advising the Company that the Parent Board intends to take such action and specifying the reasons therefor, including in the case of a Superior Parent Proposal, the identity of the Person making the Superior Parent Proposal that is the basis of the proposed action by the Parent Board and the terms and conditions thereof (and copies of all definitive documentation and other relevant proposed transaction documentation received from such Person or such Person’s Affiliates or Representatives in respect thereof), (B) Parent has negotiated, and has used its reasonable best efforts to cause its Representatives to negotiate, in good faith with the Company during such notice period (to the extent the Company wishes to negotiate) to enable the Company to propose in writing such bona fide adjustments to the terms and conditions of this Agreement as would obviate the basis for a Parent Adverse Recommendation Change and (C) on the fourth Business Day following receipt by the Company of the Parent Notice of Recommendation Change, Parent reaffirms in good faith that (1) after consultation with outside counsel and a financial advisor of nationally recognized reputation), such Parent Takeover Proposal continues to constitute a Superior Parent Proposal or such Parent Intervening Event remains in effect and (2) after consultation with outside counsel, the failure to make a Parent Adverse Recommendation Change as a result thereof would be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any amendment to any material term of such Superior Parent Proposal shall require a new Parent Notice of Recommendation Change and a new three Business Day period). In determining whether to make a Parent Adverse Recommendation Change, the Parent Board shall take into account any changes to the terms of this Agreement proposed by the Company in response to a Parent Notice of Recommendation Change or otherwise. Notwithstanding anything to the contrary contained in this Agreement, neither the Parent Board nor any committee thereof shall be entitled to make a Parent Adverse Recommendation Change pursuant to this Section 6.03(d) with respect to a Parent Intervening Event unless Parent has provided the Company with written information describing such Parent Intervening Event in reasonable detail promptly after becoming aware of it, and Parent shall keep the Company reasonably informed of material developments with respect to such Parent Intervening Event.

(e)       In addition to the obligations of Parent set forth in paragraphs (a) and (c) of this Section 6.03, Parent shall promptly, and in any event within 24 hours of the Parent obtaining knowledge of the receipt thereof, advise the Company in writing of any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to a Parent Takeover Proposal, the material terms and conditions of any such Parent Takeover Proposal (and copies of all definitive documentation and other relevant proposed transaction documentation received from such Person or such Person’s Affiliates or Representatives in respect thereof) and the identity of the Person making any such Parent Takeover Proposal. Parent shall (i) keep the Company informed in all material respects and on a reasonably current basis of the status and details (including any material change to the terms thereof) of any Parent Takeover Proposal and (ii) provide to the Company as soon as practicable after receipt or delivery thereof all drafts of agreements relating to any Parent Takeover Proposal and any written proposals containing any material terms of a Parent Takeover Proposal or a counterproposal to a Parent Takeover Proposal, in each case exchanged between any of the Company or any of its Subsidiaries or any of its or their Representatives, on the one hand, and the Person making any such Parent Takeover Proposal or any of its Affiliates or any of its or their Representatives, on the other hand.

(f)       Nothing contained in this Section 6.03 shall prohibit Parent from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or making a customary “stop, look and listen” communication to Parent’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, however, that in no event shall Parent or the Parent Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 6.03(c).

(g)      For purposes of this Agreement:

(i)       “Parent Takeover Proposal” means any bona fide proposal or offer (whether or not in writing) from any Person or group (other than the Company or any of its Affiliates) with respect to or relating to, in a single transaction or series of related transactions, any direct or indirect (i) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any Parent Subsidiary pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, any business or assets of Parent or the Parent Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of Parent and the Parent Subsidiaries, taken as a whole, or 20% or more of the aggregate voting power of the outstanding equity securities of Parent or of the surviving entity, (ii) sale, lease, contribution or other disposition of any business or assets of Parent or the Parent Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of Parent and the Parent Subsidiaries, taken as a whole, (iii) issuance, sale or other disposition to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Parent or (iv) combination of the foregoing (in each case, other than the Transactions).

(ii)      “Superior Parent Proposal” means a bona fide written Parent Takeover Proposal (with all references to “20%” in the definition of Parent Takeover Proposal being deemed to be references to “50%”) that the Parent determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation), (A) is more favorable from a financial point of view to the stockholders of Parent than the Transactions and (B) is reasonably capable of being completed on the terms proposed, in each case taking into account all legal, regulatory, financial, timing, financing and other aspects of such offer and this Agreement (including any changes to the terms of this Agreement proposed by the Company in response to such Superior Parent Proposal or otherwise) that the Parent Board deems relevant.

(iii)     “Parent Intervening Event” means any material event, development, occurrence or change in circumstances or facts with respect to Parent that (A) first occurred following the execution of this Agreement and that was not known to or reasonably foreseeable by the Parent Board (or, if known, the magnitude or material consequences of which were not known or reasonably foreseeable) as of the date of this Agreement and (B) does not involve or relate to (1) a Parent Takeover Proposal, (2) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions or (3) any changes in the market price of the Company Common Stock or the Parent Common Stock (provided that the underlying causes of any of any such changes may be considered and taken into account for determining whether a Parent Intervening Event has occurred to the extent not otherwise excluded from this definition).

Section 6.04.

Financing Cooperation.

(a)

During the period from the date of this Agreement to the Closing Date, the parties hereto shall, subject to subsections (b), (c), (d) below, cooperate in good faith to implement any necessary, appropriate or desirable arrangements in connection with any financing in connection with the Transactions that may be obtained by or on behalf of Parent.

(b)

The parties hereto acknowledge and agree that, prior to the Closing Date, it may be necessary for the Company and/or Parent to enter into financing transactions (including, without limitation, the raising of new financing, the refinancing of the Company Credit Agreement, the retirement, prepayment or redemption of the Company Credit Agreement and/or obtaining amendments, amendment and restatements, modifications, waivers or consents relating to the Company Credit Agreement) (any such financing transaction, a “Financing Transaction”). In connection with any Financing Transaction, the parties hereto shall, shall cause their Subsidiaries and their respective officers, directors and employees to, and shall use their reasonable best efforts to cause their respective accountants, consultants, investment bankers, legal counsel, agents, financial advisors and other advisors and representatives to, cooperate and use their reasonable best efforts to provide such information and documentation as may be necessary or reasonably desirable in connection with the structuring, marketing and execution of any Financing Transaction, including (i) participating in meetings and due diligence sessions and rating agency presentations in connection with such Financing Transaction and preparing customary materials in connection therewith, (ii) assisting with the preparation of any portion of the disclosure in relation to such Financing Transaction that relates to the Merger or the Transactions (including any historical and pro forma financial information and operational data reasonably required to be prepared in connection with such Financing Transaction), (iii) executing and delivering any loan agreement, pledge and security agreement and other collateral documents, guarantees, indentures, other definitive financing documents, and other schedules, certificates, documents and legal opinions as may be reasonably requested (provided that no such documents will be required to take effect prior to the Closing Date) and (iv) delivering, or procuring the delivery of, such information, certificates, authorization letters, comfort letters, representation letters and other documents as may be necessary or reasonably desirable by any party to any such Financing Transaction (including, without limitation, any financial institutions appointed in any capacity with respect to any Financing Transaction). Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) incurred by the Company or any Company Subsidiary in connection with fulfilling its obligations under this Section 6.04.

(c)

Notwithstanding anything to the contrary in this Section 6.04, neither the Company nor Parent shall be required to (i) agree to pay any commitment or other similar fee, bear any cost or expense, incur any other liability or give any indemnities or guarantees to any third party or otherwise to take any similar action in connection with any Financing Transaction prior to the Closing, (ii) take any actions to the extent such actions would, in such party’s reasonable judgment, reasonably be expected to cause (x) any representation or warranty made by such party hereunder to be inaccurate or breached, (y) the failure of any closing condition set forth in Article VIII of this Agreement to be satisfied or any delay in the satisfaction of any such condition or (z) any other breach of this Agreement, (iii) enter into any Financing Transaction that is not conditioned upon the consummation of the Merger, (iv) disclose any information pursuant to this Section 6.04 to the extent that such disclosure (A) is prohibited by applicable Law, (B) would cause a violation of any agreement to which the Company or any Company Subsidiary or Parent or any Parent Subsidiary, as applicable, is a party (provided that the Company or Parent, as applicable, shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure) or (C) would be reasonably likely to risk a loss of legal privilege (provided, that the Company or Parent, as applicable, shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not be reasonably likely to risk a loss of legal privilege).

(d)

In the event that Parent has notified the Company at least five (5) Business Days prior to the Closing Date (or such shorter period as the Company may agree) that it intends to fully repay or cause to be fully repaid the Company Credit Agreement, the Company shall, and shall cause each Company Subsidiary to, deliver, in each case, prior to the Closing Date, all notices and to take all other reasonable actions necessary to facilitate (A) the repayment in full on the Closing Date of all amounts and other obligations then outstanding under and (B) the termination (to the extent provided therein and pursuant to the terms thereof) on the Closing Date of (such repayments and terminations, the “Existing Credit Facilities Termination”) the Company Credit Agreement, including by providing no less than two (2) Business Days before the Closing Date to the Parent a payoff letter in customary form from the agent under the Company Credit Agreement (which, for the avoidance of doubt, may provide that such repayment and termination is conditioned upon the Closing), in form and substance reasonably satisfactory to Parent, which payoff letter shall, among other things, (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties and any other monetary obligations then due and payable under the Company Credit Agreement (the “Payoff Amount”), (ii) provide that upon receipt of the Payoff Amount under each such payoff letter, such indebtedness and all related loan documents (or similar agreements) shall be terminated and (iii) provide that all Liens (if any) and guarantees in connection with the Company Credit Agreement relating to the Company and the Company Subsidiaries securing the obligations under the Company Credit Agreement shall be released and terminated upon receipt of the Payoff Amount.

(e)

Parent and Merger Sub acknowledge and agree that the consummation of any Financing Transaction is not a condition to Closing.

Article VII

Additional Agreements

Section 7.01.    Preparation of the Form S-4 and the Proxy Statement/Prospectus; Company Stockholder Meeting and Parent Stockholder Meeting. (a) As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC a joint proxy statement in preliminary form to be sent to the stockholders of each of the Company and Parent relating to the Company Stockholder Meeting and the Parent Stockholder Meeting (together with all amendments and supplements thereto, the “Proxy Statement/Prospectus”) and (ii) Parent shall prepare and cause to be filed with the SEC a registration statement on Form S-4 in connection with the issuance by Parent of the Merger Consideration, in which the Proxy Statement/Prospectus shall be included as a prospectus (the “Form S-4”), and Parent and the Company shall use their respective reasonable best efforts to have the Form S-4 declared effective by the SEC under the Securities Act as promptly as reasonably practicable after such filing. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement/Prospectus, and the Form S-4 and Proxy Statement/Prospectus shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement/Prospectus and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Form S-4 or Proxy Statement/Prospectus. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of shares of Parent Common Stock for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, the DGCL, the rules of Nasdaq, any applicable state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Transactions.

(b)       If prior to the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement/Prospectus or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement/Prospectus or the Form S-4, Parent shall promptly notify the Company of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the stockholders of Parent and the Company. Nothing in this Section 7.01(b) shall limit the obligations of any party hereto under Section 7.01(a).

(c)       If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement/Prospectus or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement/Prospectus or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the stockholders of Parent and the Company. Nothing in this Section 7.01(c) shall limit the obligations of any party hereto under Section 7.01(a).

(d)       Parent shall, as soon as reasonably practicable after the Form S-4 is declared effective by the SEC under the Securities Act, duly call, give notice of, convene and hold the Parent Stockholder Meeting for the sole purpose of seeking the Parent Stockholder Approval. Parent shall use its reasonable best efforts to (i) cause the Proxy Statement/Prospectus to be mailed to Parent’s stockholders and to hold the Parent Stockholder Meeting as soon as reasonably practicable after the Form S-4 is declared effective by the SEC under the Securities Act and (ii) subject to Section 6.03(c), solicit the Parent Stockholder Approval. Parent shall, through the Parent Board, recommend to its stockholders that they give the Parent Stockholder Approval and shall include such recommendation in the Proxy Statement/Prospectus, except to the extent that the Parent Board shall have made a Parent Adverse Recommendation Change as permitted by Section 6.03(c). Parent may adjourn or postpone the Parent Stockholder Meeting only (A) if as of the time for which the Parent Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting or to the extent that at such time Parent has not received proxies sufficient to allow receipt of the Parent Stockholder Approval, (B) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Parent Board has determined in good faith (after consultation with Parent’s outside legal counsel) is necessary or required to be filed and disseminated under applicable Law, the Parent Charter or the Parent Bylaws, (C) to comply with applicable Law or Judgment or (D) with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, Parent may not adjourn or postpone the Parent Stockholder Meeting more than a total of three times pursuant to clause (A) of the immediately preceding sentence, and each such adjournment or postponement pursuant to clause (A) of the immediately preceding sentence shall not exceed ten Business Days.

(e)       The Company shall, as soon as reasonably practicable after the Form S-4 is declared effective by the SEC under the Securities Act, duly call, give notice of, convene and hold the Company Stockholder Meeting for the sole purpose of seeking the Company Stockholder Approval. The Company shall use its reasonable best efforts to (i) cause the Proxy Statement/Prospectus to be mailed to the Company’s stockholders and to hold the Company Stockholder Meeting as soon as reasonably practicable after the Form S-4 is declared effective by the SEC under the Securities Act and (ii) subject to Section 6.02(c), solicit the Company Stockholder Approval. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval and shall include such recommendation in the Proxy Statement/Prospectus, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 6.02(c). The Company may adjourn or postpone the Company Stockholder Meeting only (A) if as of the time for which the Company Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting or to the extent that at such time the Company has not received proxies sufficient to allow receipt of the Company Stockholder Approval, (B) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with the Company’s outside legal counsel) is necessary or required to be filed and disseminated under applicable Law, the Company Charter or the Company Bylaws, (C) to comply with applicable Law or Judgment or (D) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Company may not adjourn or postpone the Company Stockholder Meeting more than a total of three times pursuant to clause (A) of the immediately preceding sentence, and each such adjournment or postponement pursuant to clause (A) of the immediately preceding sentence shall not exceed ten Business Days.

(f)       The parties hereto shall use their reasonable best efforts to hold the Company Stockholder Meeting and the Parent Stockholder Meeting on the same day at the same time.

(g)       Parent, as sole stockholder of Merger Sub, shall adopt this Agreement by written consent immediately following the execution and delivery of this Agreement by each of the parties hereto.

Section 7.02.    Access to Information; Confidentiality. (a) Subject to applicable Law, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to Parent’s Representatives reasonable access during normal business hours, upon reasonable advance notice, during the period from the date of this Agreement until the Effective Time, to all their respective officers, employees, agents, properties, books, Contracts and records (other than any of the foregoing that relate to the negotiation and execution of this Agreement or, except as expressly provided in Section 6.02, to any Company Takeover Proposal or any other transactions potentially competing with or alternative to the Transactions or proposals from other parties relating to any competing or alternative transactions or relating to any deliberation of the Company Board regarding any Company Takeover Proposal or Company Adverse Recommendation Change), and the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent all information concerning its business, properties, assets and personnel as Parent may reasonably request in connection with this Agreement and the Transactions, including for purposes of any business planning (including for post-Closing periods) and integration; provided, however, that the Company (i) shall not be required to afford such access if it would unreasonably disrupt the operations of the Company or any Company Subsidiary, (ii) may withhold any document or information the disclosure of which would cause a violation of any agreement to which the Company or any Company Subsidiary is a party (provided that the Company shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure) and (iii) may withhold any document or information the disclosure of which would be reasonably likely to risk a loss of legal privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not be reasonably likely to risk a loss of legal privilege). If any material is withheld by the Company pursuant to the immediately preceding sentence, the Company shall, to the extent possible without violating an agreement or risking a loss of legal privilege, inform Parent as to the general nature of what is being withheld. All information exchanged pursuant to this Section 7.02(a) shall be subject to the confidentiality agreement dated May 17, 2022 between Parent and the Company (the “Confidentiality Agreement”).

(b)       Subject to applicable Law, Parent shall, and shall cause each of its Subsidiaries to, afford to the Company and to the Company’s Representatives reasonable access during normal business hours, upon reasonable advance notice, during the period from the date of this Agreement until the Effective Time, to all their respective officers, employees, agents, properties, books, Contracts and records (other than any of the foregoing that relate to the negotiation and execution of this Agreement or, except as expressly provided in Section 6.03, to any Parent Takeover Proposal or any other transactions potentially competing with or alternative to the Transactions or proposals from other parties relating to any competing or alternative transactions or relating to any deliberation of the Parent Board regarding any Parent Takeover Proposal or Parent Adverse Recommendation Change), and Parent shall, and shall cause each of its Subsidiaries to, furnish promptly to the Company all information concerning its business, properties, assets and personnel as the Company may reasonably request in connection with this Agreement and the Transactions; provided, however, that Parent (i) shall not be required to afford such access if it would unreasonably disrupt the operations of Parent or any Parent Subsidiary, (ii) may withhold any document or information the disclosure of which would cause a violation of any agreement to which Parent or any Parent Subsidiary is a party (provided that Parent shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure) and (iii) may withhold any document or information the disclosure of which would be reasonably likely to risk a loss of legal privilege (provided that Parent shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not be reasonably likely to risk a loss of legal privilege). If any material is withheld by Parent pursuant to the immediately preceding sentence, Parent shall, to the extent possible without violating an agreement or risking a loss of legal privilege, inform the Company as to the general nature of what is being withheld. All information exchanged pursuant to this Section 7.02(b) shall be subject to the Confidentiality Agreement.

Section 7.03.    Required Actions. (a) Each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to consummate and make effective the Transactions as promptly as practicable, including using reasonable best efforts to obtain or make all necessary or appropriate filings under applicable Law.

(b)       In connection with and without limiting Section 7.03(a), the Company and the Company Board and Parent and the Parent Board shall use their respective reasonable best efforts to (i) take all action reasonably appropriate to ensure that no Takeover Law is or becomes applicable to the Transaction Agreements or the Transactions and (ii) if any Takeover Law becomes applicable to the Transaction Agreements or the Transactions, take all action reasonably appropriate to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by the applicable Transaction Agreements.

(c)       In connection with and without limiting Section 7.03(a), Parent and the Company shall cooperate in good faith to seek to obtain all consents, approvals and waivers required by the terms of any material Contracts with third parties or material Permits in connection with the Transactions.

(d)       In connection with and without limiting Section 7.03(a), each of the Company and Parent shall promptly (i) make or cause to be made as promptly as reasonably practicable (and, in the event that the Company and Parent determine in good faith that filing of Notification and Report Forms pursuant to the HSR Act with respect to the Merger is required, such filings shall be made within ten Business Days following the date of such determination; provided that, in the period between the fifth Business Day prior to the Form S-4 being declared effective by the SEC and the fifth Business Day after the Form S-4 is declared effective by the SEC, the Company and Parent shall make a determination in good faith as to whether such HSR filing is required and, if such determination is that such HSR filing is required, such filing shall be made no later than the sixth Business Day after the Form S-4 is declared effective by the SEC), in consultation and cooperation with the other, all necessary registrations, declarations, notices and filings relating to the Merger with any Governmental Authorities under any applicable antitrust, competition, trade regulation or similar Laws and (ii) use its reasonable best efforts to respond as promptly as reasonably practicable under the circumstances to any inquiries received from any Governmental Authority for additional information or documentation in connection with antitrust, competition, trade regulation or similar matters, in each case in order to obtain all required Consents or nonactions from Governmental Authorities with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and in any event before the End Date. The Company and Parent shall jointly control strategy for obtaining all required Consents and nonactions required from Governmental Authorities with respect to the Merger.

(e)       In connection with and without limiting the generality of the foregoing, each of Parent and the Company shall:

(i)        use its reasonable best efforts to furnish to the other all assistance, cooperation and information required for any such registration, declaration, notice or filing and in order to achieve the effects set forth in Section 7.03(d);

(ii)       give the other reasonable prior notice of any such registration, declaration, notice or filing and, to the extent reasonably practicable, of any communication with any Governmental Authority regarding the Merger (including with respect to any of the actions referred to in Section 7.03(d) and in this Section 7.03(e)), and permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such registration, declaration, notice, filing or communication; and

(iii)      unless prohibited by applicable Law or by the applicable Governmental Authority, (A) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any substantive conversation with any Governmental Authority in respect of the Merger (including with respect to any of the actions referred to in Section 7.03(d) and in this Section 7.03(e)) without the other, (B) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation, (C) in the event one party hereto is prohibited by applicable Law or by the applicable Governmental Authority from participating in or attending any such meeting or engaging in any such conversation, keep such party reasonably apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement and the Merger, articulating any regulatory or competitive argument, or responding to requests or objections made by any Governmental Authority and (E) furnish the other party hereto with copies of all substantive correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff, on the other hand, with respect to this Agreement and the Merger, subject to redaction of competitively sensitive information, information regarding the valuation of the Company or Parent or information subject to attorney client privilege.

(f)       Parent and the Company shall advise the other in writing promptly after becoming aware of any change or event that, individually or in the aggregate with all past changes and events, has had or would reasonably be expected to have a Material Adverse Effect with respect to such Person, to cause any of the conditions set forth in Article VIII not to be satisfied, or to materially delay or impede the ability of such party to consummate the Merger; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties hereto under this Agreement.

Section 7.04.    Treatment of Company Equity Awards.

(a)       Company Actions. At or prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans and Company ESPP) shall take all actions necessary (including adopting such appropriate resolutions of the Company Board or any committee of the Company Board) to effectuate the following:

(i)           Company Stock Options.

(A)       Assumed Company Stock Options. At the Effective Time, each Assumed Company Stock Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, be assumed and converted into an option to acquire shares of Parent Common Stock, on the same terms and conditions as were applicable to such Assumed Company Stock Option immediately prior to the Effective Time (including with respect to time-based vesting conditions), (A) with respect to a number of shares of Parent Common Stock determined by multiplying (1) the number of shares of Company Common Stock subject to such Assumed Company Stock Option (solely for Assumed Company Stock Options with performance-based vesting conditions, such applicable performance conditions deemed satisfied in full) immediately prior to the Effective Time, by (2) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock and (B) with an exercise price per share equal to the number obtained by dividing (1) the exercise price per share of Company Common Stock subject to such Assumed Company Stock Option immediately prior to the Effective Time, by (2) the Exchange Ratio, and rounding the resulting number up to the nearest whole hundredth of a cent (each such option, a “Rollover Option Award”). The foregoing adjustments shall be made in a manner consistent with the requirements of Section 409A of the Code and, if applicable, Section 424 of the Code.

(B)       Other Company Stock Options. At the Effective Time, each Company Stock Option that is outstanding immediately prior to the Effective Time that is not an Assumed Company Stock Option shall automatically and without any action on the part of the holder thereof, be canceled without any present or future right to receive any consideration therefor. Following the date hereof, each holder of Non-Continuing Company Stock Options shall be entitled to exercise any portion thereof in accordance with the terms and conditions of the applicable award agreements no later than ten days prior to, and contingent on, the occurrence of the Closing; provided that, at the Effective Time, any Non-Continuing Company Stock Options not exercised in accordance with the foregoing shall automatically and without any action on the part of the holder thereof, be canceled without any present or future right to receive any consideration therefor.

(ii)          Company Restricted Shares. At the Effective Time, each Company Restricted Share award that is outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be converted into a restricted stock award of Parent on the same terms and conditions as were applicable to such Company Restricted Share award immediately prior to the Effective Time (including with respect to lapsing of restrictions), with respect to a number of shares of Parent Common Stock determined by multiplying (A) the number of Company Restricted Shares immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number to the nearest whole number of shares of Parent Common Stock (each such award of restricted stock, a “Rollover Restricted Share Award”).

(iii)         Company ESPP. Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company ESPP) shall take all actions as it deems necessary or appropriate to ensure that (A) participation in the Company ESPP shall be limited to those employees of the Company or any Company Subsidiary who are currently participating in the Company ESPP on the date hereof, if any, (B) participants, if any, may not increase their payroll deduction elections or rate of contributions from those in effect on the date hereof or make any separate non-payroll contributions to the Company ESPP on or following the date hereof, (C) no Offering Period (as defined in the Company ESPP) under the Company ESPP shall commence on or after the date of this Agreement and (D) the Company ESPP shall terminate on the earlier of (1) immediately following the Purchase Date (as defined in the Company ESPP) for the existing Offering Period as of the date of this Agreement (if any) and (2) ten Business Days prior to the Closing Date, in which case all participant contributions under the Company ESPP shall be used to purchase Company Common Stock on such date in accordance with the terms of the Company ESPP as if such date was the Purchase Date.

(b)          Parent Actions. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery with respect to the Rollover Option Awards and Rollover Restricted Share Awards contemplated by this Section 7.04. On or shortly following the Closing Date, Parent shall cause to be filed with the SEC a registration statement on Form S-8 (or another appropriate form) registering (to the extent permitted under applicable Law) a number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock to be issued pursuant to Section 7.04(a)(i)(A) or Section 7.04(a)(ii). Parent shall use reasonable best efforts to maintain (to the extent permitted under applicable Law) the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as any Rollover Option Awards and Rollover Restricted Share Awards remain outstanding. The Company shall cooperate with, and assist Parent in the preparation of, such registration statement.

Section 7.05.    Treatment of Company Warrant. The parties hereto agree that the Company Warrant shall be treated in accordance with Section 4(b) of the Company Warrant Certificate. The Company shall timely provide, in accordance with the provisions of the Company Warrant Certificate, any notices required to be provided to the holder of the Company Warrant in connection with the Merger prior to the Effective Time. Parent and its counsel shall be given a reasonable opportunity to review and comment on any such notice before such notice is provided to the holder of the Company Warrant.

Section 7.06.    Employee Matters. (a) For a period of one year after the Effective Time, Parent shall provide, or shall cause to be provided, to each employee of the Company and the Company Subsidiaries who continues to be employed by Parent, the Surviving Company or any of their respective Subsidiaries immediately following the Effective Time (each, a “Continuing Employee”), (i) an annual base salary or wage rate and target annual cash incentive compensation opportunities that, in each case, are no less favorable than the annual base salary or wage rate and target annual cash incentive compensation opportunities provided to such Continuing Employee immediately prior to the Effective Time, (ii) severance benefits that are no less favorable than the severance benefits that would have been provided to such Continuing Employee under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect immediately prior to the Effective Time (after giving effect to any provisions relating to a “change in control”, “change of control” or other term of similar import) and (iii) long-term incentive compensation opportunities, and other employee benefits (excluding one-time or non-recurring payments or benefits, defined benefit pension benefits and retiree medical) that, in the aggregate, are no less favorable to the long-term incentive compensation opportunities and other employee benefits (excluding one-time or non-recurring payments or benefits, defined benefit pension benefits and retiree medical) provided to either (A) such Continuing Employee immediately prior to the Effective Time or (B) similarly situated employees of Parent, as determined by Parent in its sole discretion; provided, however, that long-term incentive compensation opportunities may be provided in the form of cash, equity, or a combination thereof, as determined by Parent in its sole discretion.

(b)       Parent shall, or shall cause the Surviving Company to, use commercially reasonable efforts to credit each Continuing Employee for all purposes (but excluding benefit accrual, including under any defined benefit pension plan) for service with the Company and the Company Subsidiaries under each of the comparable employee benefit plans, programs and policies (including any vacation, paid time-off and severance plans, programs and policies) of Parent, the Surviving Company or their respective Subsidiaries, as applicable, in which such Continuing Employee becomes a participant, to the extent such service was credited for similar purposes under a similar Company Benefit Plan in which such Continuing Employee participated prior to the Effective Time; provided, however, that no such service recognition shall result in any duplication of benefits or be required for purposes of any frozen or discontinued plans (or frozen or discontinued portions of plans).

(c)       With respect to each welfare benefit plan maintained by Parent, the Surviving Company or their respective Subsidiaries for the benefit of any Continuing Employees, Parent shall use commercially reasonable efforts to (i) waive or cause to be waived any eligibility waiting periods, actively-at-work requirements, evidence of insurability requirements, waiting periods and pre-existing condition limitations under such plan (to the extent such waiting periods, requirements or limitations did not apply to or were satisfied by a Continuing Employee and such Continuing Employee’s eligible dependents under the comparable Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time) and (ii) cause each Continuing Employee to be given full credit under such plan for all amounts paid by such Continuing Employee under the comparable Company Benefit Plan in which such Continuing Employee participated prior to the Effective Time for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of such plan maintained by Parent, the Surviving Company or their respective Subsidiaries, as applicable, for the plan year in which the Closing occurs.

(d)       For each Continuing Employee who is eligible to receive an annual bonus, Parent shall, and shall cause the Surviving Company to, pay such Continuing Employee a bonus payment (i) for the Company fiscal year in which the Closing Date occurs and (ii) to the extent unpaid as of the Closing Date, for the Company fiscal year preceding the year in which the Closing occurs, in each case, as would have been provided pursuant to the terms and conditions of the applicable Company Benefit Plan in effect as of immediately prior to the Effective Time.

(e)       If requested by Parent in writing no later than five Business Days prior to the Closing Date, the Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day prior to the Effective Time, any Company Benefit Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”). If the Company is required to terminate any Company 401(k) Plan, then the Company shall provide to Parent prior to the Closing Date written evidence of the adoption by the Company Board (or such person or persons authorized to take such actions) of resolutions authorizing the termination of such Company 401(k) Plan (the form and substance of which shall be subject to the prior review and approval of Parent), effective no later than the day prior to the Closing Date. The Company shall also take such other actions in furtherance of terminating such Company 401(k) Plan as Parent may reasonably request or as may be required in accordance with applicable Law. To the extent such Company 401(k) Plans are terminated, employees of the Company and its Subsidiaries shall be eligible to participate in a 401(k) plan maintained by Parent or any of its Subsidiaries on or shortly following the Effective Time, provided that Company’s 401(k) Plan does not provide for an enrollment waiting period and can accept rollovers (including loans), and shall be entitled to effect a direct rollover of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code), including any outstanding loans, to such 401(k) plan maintained by Parent or its Subsidiaries.

(f)       The provisions of this Section 7.06 are solely for the benefit of the parties to this Agreement, and nothing in this Section 7.06 (i) shall require Parent, the Surviving Company or any of their respective Subsidiaries to continue to employ any particular employee of the Company or any of the Company Subsidiaries following the Effective Time, (ii) shall be construed to prohibit Parent, the Surviving Company or any of their respective Subsidiaries from amending or terminating any Company Benefit Plan in accordance with its terms, (iii) is intended to, or does, constitute the establishment of, or an amendment to, any Company Benefit Plan or (iv) cause any Person to be a third-party beneficiary of this Agreement.

Section 7.07.    Indemnification, Exculpation and Insurance. (a) Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation of each former and present director or officer of the Company or any Company Subsidiary and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any Company Subsidiary (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the Transactions), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) as in effect on the date of this Agreement or in any agreement, a correct and complete copy of which agreement has been provided by the Company to Parent prior to the date hereof, to which the Company or any Company Subsidiary is a party, shall survive the Merger and continue in full force and effect in accordance with their terms. For a period of six years from the Effective Time, Parent shall cause the Surviving Company to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s certificate of incorporation and bylaws or other organizational documents in effect immediately prior to the Effective Time or in any agreement, a correct and complete copy of which agreement has been provided by the Company to Parent prior to the date hereof, to which the Company or any Company Subsidiary is a party, in each case in effect immediately prior to the Effective Time and not to amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Company’s certificate of incorporation and bylaws in any manner that would adversely affect the rights thereunder of any individual who immediately before the Effective Time was a Company Indemnified Party; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b)       For a period of six years from the Effective Time, Parent shall cause the Surviving Company to indemnify and hold harmless (and advance funds in respect of the foregoing) each Company Indemnified Party to the fullest extent permitted under applicable Law against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Company Indemnified Party), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time. Parent and the Surviving Company shall reasonably cooperate with the Company Indemnified Party in the defense of any such Action.

(c)       The Company shall, at or prior to the Effective Time, purchase a “tail” directors’ and officers’ liability insurance and fiduciary liability insurance policy covering the six-year period from and after the Effective Time from a carrier with comparable or better credit ratings to the Company’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and on terms and conditions not less favorable to the insured Persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts, events, acts or omissions that occurred on or before the Effective Time, provided that, without the prior written consent of Parent, in no event shall the aggregate premium for such insurance (the “Maximum Amount”) exceed 350% of the annual premium payable by the Company for its existing directors’ and officers’ insurance and fiduciary liability insurance policy for the policy period ending October 8, 2023, and in the event that the cost of obtaining such a “tail” policy exceeds the Maximum Amount, the Company shall obtain the most advantageous “tail” policy that can reasonably be obtained for an aggregate premium equal to the Maximum Amount.

(d)       In the event that Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent or the Surviving Company shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, assume the obligations set forth in this Section 7.07.

(e)       The provisions of this Section 7.07 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 7.08.    Fees and Expenses. (a) Except as provided in Section 7.08(b) and Section 7.08(c), all fees and expenses incurred in connection with the Transaction Agreements and the Transactions shall be paid by the party hereto incurring such fees or expenses, whether or not such transactions are consummated.

(b)       The Company shall pay (or cause to be paid) to Parent the Company Termination Fee if:

(i)        Parent terminates this Agreement pursuant to Section 9.01(e); provided that if either the Company or Parent terminates this Agreement pursuant to Section 9.01(b)(i) or Section 9.01(b)(iv) at any time after Parent would have been permitted to terminate this Agreement pursuant to Section 9.01(e), this Agreement shall be deemed terminated pursuant to Section 9.01(e) for purposes of this Section 7.08(b)(i); or

(ii)       (A) this Agreement is terminated pursuant to Section 9.01(b)(i) or Section 9.01(b)(iv), (B) after the date hereof, but prior to the date of the Company Stockholder Meeting (in the case of Section 9.01(b)(iv)) or prior to the date this Agreement is terminated (in the case of Section 9.01(b)(i)), a third party has made a Company Takeover Proposal that has become known to the public or a third party has publicly announced an intention to make a Company Takeover Proposal and (C) within 12 months of such termination, the Company enters into a definitive Contract to consummate any Company Takeover Proposal or any Company Takeover Proposal is consummated. For the purposes of Section 7.08(b)(ii)(C) only, the term “Company Takeover Proposal” shall have the meaning assigned to such term in Section 6.02(g)(i) except that all references to “20%” therein shall be deemed to be references to “50%”.

(c)       Parent shall pay (or cause to be paid) to the Company the Parent Termination Fee if:

(i)        the Company terminates this Agreement pursuant to Section 9.01(f); provided that if either the Company or Parent terminates this Agreement pursuant to Section 9.01(b)(i) or Section 9.01(b)(iii) at any time after the Company would have been permitted to terminate this Agreement pursuant to Section 9.01(f), this Agreement shall be deemed terminated pursuant to Section 9.01(f) for purposes of this Section 7.08(c)(i); or

(ii)       (A) this Agreement is terminated pursuant to Section 9.01(b)(i) or Section 9.01(b)(iii), (B) after the date hereof, but prior to the date of the Company Stockholder Meeting (in the case of Section 9.01(b)(iii)) or prior to the date this Agreement is terminated (in the case of Section 9.01(b)(i)), a third party has made a Parent Takeover Proposal that has become known to the public or a third party has publicly announced an intention to make a Parent Takeover Proposal and (C) within 12 months of such termination, Parent enters into a definitive Contract to consummate any Parent Takeover Proposal or any Parent Takeover Proposal is consummated. For the purposes of Section 7.08(c)(ii)(C) only, the term “Parent Takeover Proposal” shall have the meaning assigned to such term in Section 6.03(g)(i) except that all references to “20%” therein shall be deemed to be references to “50%”.

(d)       Any Company Termination Fee due under Section 7.08(b) or any Parent Termination Fee due under Section 7.08(c) shall be paid by wire transfer of same-day funds (i) in the case of Section 7.08(b)(i) or Section 7.08(c)(i), on the Business Day immediately following the date of termination of this Agreement and (ii) in the case of Section 7.08(b)(ii) or 7.08(c)(ii) on the date of the first to occur of the events referred to in Section 7.08(b)(ii)(C) or 7.08(c)(ii)(C), as applicable.

(e)       Parent and the Company acknowledge and agree that the agreements contained in Section 7.08(b) and 7.08(c) are an integral part of the Transactions, and that, without these agreements, Parent and the Company would not have entered into this Agreement. Accordingly, if either party hereto fails promptly to pay the amount due pursuant to Section 7.08(b) or 7.08(c), as applicable, and, in order to obtain such payment, the other party hereto commences a suit, action or other proceeding that results in a Judgment in its favor for such payment, the Company or Parent, as applicable, shall pay to the other party hereto such payment and its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate of JPMorgan Chase Bank, N.A. in effect on the date such payment was required to be made. In no event shall either party hereto be obligated to pay more than one termination fee pursuant to this Section 7.08.

Section 7.09.    Certain Tax Matters. The Company, Parent and Merger Sub shall each use its reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, including by (i) not taking any action (or failing to take any action) that such party hereto knows is reasonably likely to prevent such qualification and (ii) executing such amendments to this Agreement as may be reasonably required in order to obtain such qualification provided that such amendments shall be economically neutral and not otherwise adverse to Parent. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to obtain the Tax opinion described in Section 8.03(c), including by making the customary representations and covenants reasonably requested by tax counsel in order to render such Tax opinion. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to tax counsel in furtherance of such Tax opinions. To the extent necessary, the Company, Parent and Merger Sub shall work together in good faith to effect the combination contemplated by this Agreement using an alternative structure that would qualify as a reorganization described in Section 368 of the Code and would not be reasonably expected to have a material adverse tax or other economic consequence to Parent in the event that (i) the Intended Tax Treatment cannot be achieved or (ii) the Tax opinion described in Section 8.03(c) is not issued with respect to the Merger.

Section 7.10.    Transaction Litigation. Subject to applicable Law, Parent shall give the Company the opportunity to participate in the defense or settlement of any litigation by a holder of Parent securities against Parent or any of its directors or officers relating to the Transactions, and no such settlement shall be agreed to without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to applicable Law, the Company shall give Parent the opportunity to participate in the defense or settlement of any litigation by a holder of Company securities against the Company or any of its directors or officers relating to the Transactions, and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under Section 7.03, each of Parent and the Company shall cooperate, shall cause the Parent Subsidiaries and the Company Subsidiaries, as applicable, to cooperate, and shall use its reasonable best efforts to cause its directors, officers, employees, agents, legal counsel, financial advisors, independent auditors and other advisors and representatives to cooperate, in the defense against such litigation.

Section 7.11.    Section 16 Matters. Prior to the Effective Time, the Company, Parent and Merger Sub each shall take all such steps as may be required to cause (a) any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Transactions by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.12.    Public Announcements. Except with respect to any Company Adverse Recommendation Change or Parent Adverse Recommendation Change made in accordance with the terms of this Agreement and matters related thereto, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude, based on the advice of external counsel, is required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange (including Nasdaq) or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties hereto. Notwithstanding the foregoing sentences of this Section 7.12, Parent and the Company may make any oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements was publicly disclosed and previously subject to the foregoing requirements.

Section 7.13.    Exchange Delisting; Exchange Listing.

(a)       Prior to the Closing, the Company shall cooperate with Parent to cause the shares of Company Common Stock to be delisted from Nasdaq and deregistered under the Exchange Act as promptly as practicable following the Effective Time.

(b)       Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued as Merger Consideration to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing Date.

Article VIII

Conditions Precedent

Section 8.01.    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party hereto to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)       Stockholder Approvals. The Parent Stockholder Approval and the Company Stockholder Approval shall have been obtained.

(b)       Listing. The shares of Parent Common Stock issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(c)       HSR Act. Any waiting period applicable to the Merger under the HSR Act shall have been terminated or shall have expired (it being understood that the receipt by any party hereto of a Reservation Notice shall not be deemed a failure of such waiting period to expire in connection with this Section 8.01(c)).

(d)       No Legal Restraints. No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority or applicable Law (collectively, the “Legal Restraints”) shall be in effect that prevents, makes illegal, enjoins or prohibits the consummation of the Merger.

(e)       Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 8.02.    Condition to Parent’s and Merger Sub’s Obligation to Effect the Merger. The obligation of Parent and Merger Sub to consummate the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)       Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Sections 5.01, 5.03, 5.04, 5.08(b) and 5.21) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that with respect to any representation or warranty with respect to which effects resulting from or arising in connection with the matters set forth in clause (B)(2) of the definition of the term “Material Adverse Effect” are not excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, such effects shall similarly not be excluded for purposes of this Section 8.02(a)), (ii) the representations and warranties of the Company contained in Section 5.03(a) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any de minimis inaccuracies, (iii) the representations and warranties of the Company contained in Sections 5.01, 5.03(b), 5.03(c), 5.03(d), 5.04 and 5.21 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iv) the representations and warranties of the Company contained in Section 5.08(b) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b)       Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

Section 8.03.    Condition to the Company’s Obligation to Effect the Merger. The obligation of the Company to consummate the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)       Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement (except for the representations and warranties contained in Sections 4.01, 4.03, 4.04, 4.08(b) and 4.16) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that with respect to any representation or warranty with respect to which effects resulting from or arising in connection with the matters set forth in clause (B)(2) of the definition of the term “Material Adverse Effect” are not excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, such effects shall similarly not be excluded for purposes of this Section 8.03(a)), (ii) the representations and warranties of Parent and Merger Sub contained in Section 4.03(a) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any de minimis inaccuracies, (iii) the representations and warranties of Parent and Merger Sub contained in Sections 4.01, 4.03(b), 4.03(c), 4.04 and 4.16 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iv) the representations and warranties of the Company contained in Section 4.08(b) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time. The Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub, respectively, to such effect.

(b)       Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub, respectively, to such effect.

(c)       Tax Opinion. The Company shall have received the written opinion of Cravath, Swaine & Moore LLP (or, if Cravath, Swaine & Moore LLP is unable to deliver such an opinion, a written opinion of Freshfields Bruckhaus Deringer LLP), dated as of the Closing Date, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Cravath, Swaine & Moore LLP (or Freshfields Bruckhaus Deringer LLP, if applicable) may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including those contained in certificates of officers of the Company and Parent.

Article IX

Termination, Amendment and Waiver

Section 9.01.    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of the Company Stockholder Approval or the Parent Stockholder Approval (except as otherwise expressly noted), as follows:

(a)       by mutual written consent of the Company and Parent;

(b)       by either the Company or Parent:

(i)        if the Merger is not consummated on or before June 21, 2023 (as such date may be extended pursuant to the two immediately succeeding provisos, the “End Date”); provided, that if on the End Date any of the conditions set forth in Section 8.01(c) or Section 8.01(d) (to the extent relating to a Legal Restraint in respect of any applicable antitrust, competition, trade regulation or similar Law) shall not have been satisfied but all other conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), then the End Date shall be automatically extended to September 21, 2023; provided, further, that if the End Date is extended pursuant to the preceding proviso and on such extended End Date any of the conditions set forth in Section 8.01(c) or Section 8.01(d) (to the extent relating to a Legal Restraint in respect of any applicable antitrust, competition, trade regulation or similar Law) shall not have been satisfied but all other conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), then the End Date shall be automatically extended to December 21, 2023; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party hereto if such failure of the Merger to occur on or before the End Date is a proximate result of a breach of this Agreement by such party (including, in the case of Parent, Merger Sub);

(ii)       if the condition set forth in Section 8.01(d) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided that the terminating party shall have complied with its obligations pursuant to Section 7.03;

(iii)      if the Parent Stockholder Approval is not obtained at the Parent Stockholder Meeting duly convened (unless such Parent Stockholder Meeting has been adjourned, in which case at the final adjournment thereof); or

(iv)      if the Company Stockholder Approval is not obtained at the Company Stockholder Meeting duly convened (unless such Company Stockholder Meeting has been adjourned, in which case at the final adjournment thereof); or

(c)       by the Company, if Parent or Merger Sub breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Parent or Merger Sub contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 8.03(a) or 8.03(b) and (ii) is not reasonably capable of being cured by the End Date or is not cured by Parent or Merger Sub, as the case may be, within 45 days after receiving written notice from the Company; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if the Company is then in material breach of any of its representations, warranties, obligations or agreements under this Agreement;

(d)       by Parent, if the Company breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 8.02(a) or 8.02(b) and (ii) is not reasonably capable of being cured by the End Date or is not cured by the Company, as the case may be, within 45 days after receiving written notice from Parent; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if Parent or Merger Sub is then in material breach of any of its representations, warranties, obligations or agreements under this Agreement;

(e)       by Parent, in the event that a Company Adverse Recommendation Change shall have occurred; or

(f)       by the Company, in the event that a Parent Adverse Recommendation Change shall have occurred.

The party hereto desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), or (f) of this Section 9.01 shall give written notice of such termination to the other parties hereto in accordance with Section 10.02, specifying the provision of this Agreement pursuant to which such termination is effected.

Section 9.02.    Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than the last sentence of Section 7.02(a), the last sentence of Section 7.02(b), Section 7.08, this Section 9.02 and Article X, which provisions shall survive such termination, and no such termination shall relieve any party hereto from any liability for fraud, intentional misrepresentation or intentional breach of any covenant or agreement set forth in this Agreement.

Section 9.03.    Amendment. Prior to the Effective Time, this Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval or the Parent Stockholder Approval; provided, however, that (i) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders and (ii) after receipt of the Parent Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of Parent without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.04.    Extension; Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Parent shall require the approval of the stockholders of Parent unless such approval is required by Law and no extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Article X

General Provisions

Section 10.01.  Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.01 shall not limit Section 9.02 or any covenant or agreement of the parties hereto contained in this Agreement or in any instrument delivered pursuant to this Agreement that by its terms contemplates performance in whole or in part after the Effective Time.

Section 10.02.  Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (but only if confirmation of receipt of such email is requested and received; provided that the recipient shall use reasonable best efforts to confirm receipt promptly on request) or sent by overnight courier (providing proof of delivery) to the parties hereto at the following addresses:

(a)	if to the Company, to:

IsoPlexis Corporation
35 NE Industrial Road
Branford, Connecticut 06405

Attention:	Richard W. Rew II
Email:	[ ]

with a copy to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019

Attention:	Richard Hall

Andrew C. Elken

Email:	rhall@cravath.com

 aelken@cravath.com

(b)	if to Parent or Merger Sub, to:

Berkeley Lights, Inc.
5858 Horton Street, Suite 320
Emeryville, CA 94608

Attention:	Scott Chaplin
Email:	[ ]

with a copy to:

Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue, 31st Floor
New York, NY 10022

Attention:	Damien R. Zoubek

Oliver J. Board

Email:	damien.zoubek@freshfields.com

 oliver.board@freshfields.com

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 10.03.  Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party hereto or such party waives its rights under this Section 10.03 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

Section 10.04.  Counterparts. This Agreement may be executed in one or more counterparts (including by electronic signature), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

Section 10.05.  Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Parent Disclosure Letter, the Company Disclosure Letter, the Parent Support Agreement, the Company Support Agreement and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the Transactions and (b) except for Section 7.07 (if the Effective Time occurs), is not intended to confer upon any Person other than the parties hereto any rights or remedies.

Section 10.06.  Governing Law; Jurisdiction. (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

(b)       All Actions arising out of or relating to this Agreement or the Transactions shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware). The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of such courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action, (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court and (iv) agree to not bring any Action arising out of or relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware), except for Actions brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 10.06(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 10.08 of this Agreement. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

Section 10.07.  Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto; provided that Parent and Merger Sub may assign their rights and obligations pursuant to this Agreement to any direct or indirect wholly owned Subsidiary of Parent so long as Parent continues to remain liable for all of such rights and obligations to the extent not discharged by such Subsidiary. Any purported assignment in violation of this Section 10.07 shall be void. Subject to the preceding sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

Section 10.08.  Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement and the Transactions. Subject to the following sentence, the parties hereto acknowledge and agree that (a) the parties hereto shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 10.06(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 7.08 shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties hereto otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.08 shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding the foregoing, in no event shall the Company or Parent be entitled to both (i) specific performance to cause the other party to consummate the Closing and (ii) the payment of the Parent Termination Fee or the Company Termination Fee, as applicable.

Section 10.09.  Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE OTHER TRANSACTION AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.09.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

ISOPLEXIS CORPORATION

By:	/s/ Sean Mackay
Name: Sean Mackay
Title: Chief Executive Officer

BERKELEY LIGHTS, INC.

By:	/s/ Siddhartha Kadia
Name: Siddhartha Kadia
Title: Chief Executive Officer

ICELAND MERGER SUB INC.

By:	/s/ Scott Chaplin
Name: Scott Chaplin
Title: President

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ISOPLEXIS CORPORATION

The undersigned, for the purpose of organizing a corporation under the General Corporation Law of the State of Delaware (the “DGCL”), certifies:

FIRST: The name of the corporation is IsoPlexis Corporation (the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware is 3500 South Dupont Highway Dover, Delaware 19901.  The name of the Corporation’s registered agent at such address is Incorporating Services, Ltd.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The total number of shares of capital stock which the Corporation is authorized to issue is 1,000 shares, which shall be designated common stock, par value $0.001 per share.

FIFTH:  The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(1)
The number of directors of the Corporation shall be such as from time to time shall be fixed by, or in the manner provided in, the by-laws.  Election of directors need not be by ballot unless the by-laws so provide.

(2)
The Board of Directors shall have powers without the assent or vote of the stockholders to make, alter, amend, change, add to or repeal the by-laws of the Corporation; to fix and vary the amount to be reserved for any proper purpose; to authorize and cause to be executed mortgages and liens upon all or any part of the property of the Corporation; to determine the use and disposition of any surplus or net profits; and to fix the times for the declaration and payment of dividends.

(3)
The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and as binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interest, or for any other reason.

(4)
In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this certificate, and to any by-laws from time to time made by the stockholders; provided, however, that no by-laws so made shall invalidate any prior act of the directors which would have been valid if such by-law had not been made.

SIXTH:  Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (1) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Article shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

(1)
If a claim under the foregoing paragraph is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(2)
The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

(3)
The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

SEVENTH: To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent such amendment permits the Corporation to provide broader exculpation than permitted prior thereto), no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages arising from a breach of fiduciary duty as a director.  To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through provisions in the By-laws, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.  Any amendment, repeal or modification of this Article SEVENTH shall not (a) adversely affect any right or protection of a director, officer or agent of the Corporation existing at the time of such amendment, repeal or modification with respect to any act, omission or other matter occurring prior to such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

EIGHTH: The Corporation reserves the right to amend, repeal and/or add to the provisions of this Certificate of Incorporation in any manner now or hereafter permitted by the DGCL and all rights conferred upon directors, officers, employees or agents hereby are subject to this reservation except as otherwise provided in Article SEVENTH.

NINTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application any receiver or receivers appointed for the Corporation under the provisions of Section 291 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of the DGCL order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs.  If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.